                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              E-TEK DYNAMICS, INC.

                -------------------------------------------------

                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE

                -------------------------------------------------

                         (Title of Class of Securities)

                                   269-240107

                -------------------------------------------------

                                 (CUSIP Number)

                               KEVIN N. KALKHOVEN,
                            CO-CHAIRMAN OF THE BOARD
                    OF DIRECTORS AND CHIEF EXECUTIVE OFFICER,
                            JDS UNIPHASE CORPORATION
                              163 BAYPOINTE PARKWAY
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 434-1800

               --------------------------------------------------

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                JANUARY 17, 2000

                -------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 269-240107                   13D
--------------------------------------------------------------------------------
(1)     Names of Reporting Person
        I.R.S. Identification No. of Above Person (Entities Only)

        JDS UNIPHASE CORPORATION., I.R.S. No. 94-2579683
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group                 (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)     SEC Use Only

--------------------------------------------------------------------------------
(4)     Source of Funds

        00
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

        NOT APPLICABLE
--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization

        DELAWARE
--------------------------------------------------------------------------------
                  (7)       Sole Voting Power

                            13,515,123(a)

  Number of       --------------------------------------------------------------
   Shares         (8)       Shared Voting Power
Beneficially
  Owned by                  17,073,083(b)
     Each         --------------------------------------------------------------
   Reporting      (9)       Sole Dispositive Power
 Person With
                            13,515,123(a)
                  --------------------------------------------------------------
                  (10)      Shared Dispositive Power

                            0
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

        30,588,206(a)(b)
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                    [x]
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)

        45.04%(a)(b)
--------------------------------------------------------------------------------

(14)    Type of Reporting Person

        CO

* (a) The shares of common stock of E-TEK Dynamics, Inc. referred to are purchasable by JDS Uniphase Corporation upon exercise of an option (the "Option") granted to JDS Uniphase Corporation pursuant to the Company Stock Option Agreement dated as of January 17, 2000 between E-TEK Dynamics, Inc. and JDS Uniphase Corporation (the "Stock Option Agreement"), and described in Items 3 and 4 of this statement. Prior to the exercise of the Option, JDS Uniphase Corporation is not entitled to any rights as a stockholder of E-TEK Dynamics, Inc. as to the shares covered by the Option. Under the Option, JDS Uniphase Corporation may purchase 19.9% of the total outstanding shares of common stock of E-TEK Dynamics, Inc. as of January 17, 2000. 19.9% of the total outstanding shares of common stock of E-TEK Dynamics, Inc. as of January 1, 2000, as represented by E-TEK Dynamics, Inc. in the Agreement Plan of Reorganization and Merger dated as of January 17, 2000 by and among JDS Uniphase Corporation, Rainbow Acquisition, Inc. and E-TEK Dynamics, Inc. (the "Merger Agreement"), is equal to 13,515,123 shares (the "Option Shares"). The purchase price for the Option Shares is $211.41 per share (the "Purchase Price"). Prior to the exercise of the Option, the Reporting Person is not entitled to any rights as a stockholder of E-TEK as to the Option Shares. The number of Option Shares and the Purchase Price are subject to adjustment in certain circumstances. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such occurrence, JDS Uniphase Corporation expressly disclaims beneficial ownership of the shares of common stock of E-TEK Dynamics, Inc. which are purchasable by JDS Uniphase Corporation upon exercise of the Option.

        (b) The shares of common stock of E-TEK Dynamics, Inc. referred to are subject to voting agreements entered into between the persons listed on Exhibit 5 hereto (collectively, the "Stockholders") and the Reporting Person, and described in Items 3 and 4 of this statement. As of January 17, 2000, based on the number of shares of common stock of E-TEK Dynamics, Inc. represented to be beneficially owned by the respective Stockholders in such voting agreements, the Stockholders beneficially owned (including 614,205 shares subject to options which are exercisable within 60 days of January 17, 2000) 17,073,083 shares of the common stock of E-TEK Dynamics, Inc., which, based on the number of shares of common stock of E-TEK Dynamics, Inc. outstanding on January 1, 2000 as represented by E-TEK Dynamics, Inc. in the Merger Agreement, amounted to 25.14% of the total outstanding shares of common stock of E-TEK Dynamics, Inc. JDS Uniphase Corporation expressly disclaims beneficial ownership of the shares of common stock of E-TEK Dynamics, Inc. which are subject to such voting agreements.

Item 1. Security and Issuer.

        This Schedule 13D relates to the common stock, par value $0.001 per share ("common stock"), of E-TEK Dynamics, Inc., a Delaware corporation ("E-TEK"). The principal executive offices of E-TEK are located at 1865 Lundy Avenue, San Jose, CA 95131.

Item 2. Identity and Background.

        This Schedule 13D is filed by JDS Uniphase Corporation, a Delaware corporation (the "Reporting Person"). The Reporting Person's principal business is designing, developing, manufacturing and marketing optical components and modules. The address of the Reporting Person's principal office is 163 Baypointe Parkway, San Jose, California 95134.

        The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person are set forth on Exhibit 1 attached hereto and are incorporated herein by reference.

        As a result of entering into the form of Voting Agreement described in Items 3 and 4 below, the Reporting Person may be deemed to have formed a "group" with each of the Stockholders (as defined in Item 3 below), for purposes of
Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. The Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

        To the best knowledge of the Reporting Person, the name of each Stockholder, each Stockholder's residence or business address and the number of Shares owned by each Stockholder is set forth in Exhibit 5 hereto. To the best knowledge of the Reporting Person, based on E-TEK's 1999 Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 17, 1999, the following Stockholders are presently employed by E-TEK and the present principal occupation of each is as follows: Michael J. Fitzpatrick, President and Chief Executive Officer, Ming Shih, Senior Vice President, Sales and Marketing, Sanjay Subhedar, Senior Vice President, Operations, Chief Financial Officer and Philip
J. Anthony, Vice President, Engineering.

        During the last five years neither of the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The Reporting Person entered into an Agreement and Plan of Merger dated as of January 17, 2000 by and among the Reporting Person, Rainbow Acquisition Inc., a Delaware corporation and newly-formed wholly owned direct subsidiary of the Reporting Person

("Merger Sub"), and E-TEK (the "Merger Agreement"), providing for the merger (the "Merger") of Merger Sub with and into E-TEK with E-TEK as the surviving corporation, pursuant to which each outstanding share of common stock of E-TEK will be converted into the right to receive 1.1 shares of common stock, par value $0.001 per share, of the Reporting Person. The Merger is conditional upon obtaining certain regulatory approvals and the consent of E-TEK's stockholders.

        As an inducement for the Reporting Person to enter into the Merger Agreement and in consideration thereof, E-TEK and the Reporting Person entered into that certain Company Stock Option Agreement (the "Option Agreement") dated as of January 17, 2000, whereby E-TEK granted to the Reporting Person an option (the "Option") to purchase, under certain circumstances described therein, 19.9% of the outstanding shares of common stock of E-TEK as of January 17, 2000. Based on the number of shares of common stock of E-TEK outstanding on January 1, 2000 as represented by E-TEK in the Merger Agreement, 19.9% of the outstanding shares of common stock of E-TEK is equal to 13,515,123 shares (the "Option Shares"). The purchase price for the Option Shares is $211.41 per share (the "Purchase Price"). Prior to the exercise of the Option, the Reporting Person is not entitled to any rights as a stockholder of E-TEK as to the Option Shares. The number of Option Shares and the Purchase Price are subject to adjustment in certain circumstances.

        No Triggering Event (defined in Item 4 below) permitting the exercise of the Option has occurred as of the date hereof. In the event that the Option becomes exercisable and the Reporting Person wishes to purchase the Shares subject thereto, the Reporting Person anticipates that it would fund the exercise price with working capital. See also Item 4 below.

        As a further inducement for the Reporting Person to enter into the Merger Agreement and in consideration thereof, the persons listed on Exhibit 5 (collectively, the "Stockholders"), each entered into a form of Voting Agreement (the "Voting Agreements"), each dated as of January 17, 2000, with the Reporting Person whereby the Stockholders agreed, to vote all of the shares beneficially owned by them in favor of approval of the Merger Agreement. The Reporting Person did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

        References to, and descriptions of, the Merger Agreement, the Option Agreement and the form of Voting Agreement, respectively, as set forth above in this Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the form of Voting Agreement, respectively, included as Exhibits 2, 3 and 4, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety, respectively, where such references and descriptions appear.

Item 4. Purpose of Transaction.

        (a)-(j) The information set forth, or incorporated by reference, in Item 3 is hereby incorporated herein by reference.

        Pursuant to the Option Agreement, E-TEK has granted the Reporting Person the Option. Upon the terms and subject to the conditions set forth in the Option Agreement, the

Reporting Person may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a "Triggering Event," being any event which would result in the fee of $350 million in cash payable by E-TEK being unconditionally payable pursuant to Section 7.03(b) of the Merger Agreement. The Option terminates in general (i) immediately prior to the completion of the Merger; (ii) termination of the Merger Agreement pursuant to
Section 7.01 of the Merger Agreement (other than where a Triggering Event has occurred); and (iii) one year following any termination of the Merger Agreement where a Triggering Event has occurred.

        Upon the occurrence of certain events set forth in the Option Agreement, E-TEK is required to repurchase the Option or shares acquired by the Reporting Person pursuant thereto. In addition, the Option Agreement grants certain registration rights to the Reporting Person with respect to the shares subject to the Option. Also, upon request for registration, E-TEK is entitled to purchase all of the shares acquired by the Reporting Person pursuant to the Option. E-TEK has the right to purchase the shares so acquired at a price specified in the Option Agreement.

        Pursuant to the Voting Agreements, the Stockholders have agreed to vote all of the Shares beneficially owned by them in favor of approval of the Merger Agreement, the Merger and the approval of the transactions contemplated by the Merger Agreement at every meeting of the stockholders of E-TEK called with respect thereto. As required by each of the Voting Agreements, the Stockholders have executed the form of Proxy To Vote Stock Of E-TEK, attached as Exhibit A to the Voting Agreements, designating Michael C. Phillips and Anthony R. Muller, each an executive officer of the Reporting Person, to vote their shares as to the matters referred to in the Voting Agreements. Pursuant to the Voting Agreements, the Stockholders have also agreed not to transfer, sell, exchange, or pledge or otherwise dispose of or encumber their shares, prior to the earlier of the consummation of the Merger and the date the Merger Agreement is terminated. The name of each Stockholder and the number of outstanding shares of common stock of E-TEK held by each Stockholder are set forth on Exhibit 5 which is incorporated herein by reference.

        The purpose of the Option Agreement and the Voting Agreement are to facilitate consummation of the Merger.

        References to, and descriptions of, the Merger Agreement, the Option Agreement and the form of Voting Agreement, respectively, as set forth above in this Item 4, are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the form of Voting Agreement, respectively, included as Exhibits 2, 3 and 4, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety, respectively, where such references and descriptions appear.

        Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a)-(b) Under the Option, the Reporting Person may purchase 19.9% of the total outstanding shares of common stock of E-TEK as of January 17, 2000. 19.9% of the total outstanding shares of common stock of E-TEK as of January 1, 2000, as represented by E-TEK Dynamics, Inc. in the Merger Agreement, is equal to 13,515,123 shares of common stock of E-TEK.

        Prior to the exercise of the Option, the Reporting Person (i) is not entitled to any rights as a stockholder of E-TEK as to the shares covered by the Option and (ii) disclaims any beneficial ownership of the shares of common stock of E-TEK which are purchasable by the Reporting Person upon exercise of the Option because the Option is exercisable only in the limited circumstances referred to in Item 4 above, none of which has occurred as of the date hereof. If the Option were exercised, the Reporting Person would have the sole right to vote and to dispose of the shares of common stock of E-TEK issued as a result of such exercise, subject to the terms and conditions of the Option Agreement. See the information in Items 3 and 4 above with respect to the Option Agreement, which information is incorporated herein by reference.

        As of January 17, 2000, based on the number of shares of common stock of E-TEK represented to be beneficially owned by the respective Stockholders in the Voting Agreements, the Stockholders beneficially owned (including 614,205 shares subject to options which are exercisable within 60 days of January 17, 2000) 17,073,083 shares of the common stock of E-TEK, which, based on the number of shares of common stock of E-TEK outstanding on January 1, 2000 as represented by E-TEK Dynamics, Inc. in the Merger Agreement, amounted to 25.14% of the total outstanding shares of common stock of E-TEK.

        By virtue of the Voting Agreements, the Reporting Person may be deemed to share with the respective Stockholders the power to vote Shares subject to the Voting Agreements. However, the Reporting Person (i) is not entitled to any rights as a stockholder of E-TEK as to the shares covered by the Voting Agreement and (ii) disclaims any beneficial ownership of the shares of common stock of E-TEK which are covered by the Voting Agreements. See the information in Item 2 with respect to the Stockholders and the information in Items 3 and 4 with respect to the Voting Agreement, which information is incorporated herein by reference.

        (c) Other than as set forth in Item 5(a)-(b), to the best of the Reporting Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors, beneficially owns any shares of common stock of E-TEK and (ii) there have been no transactions in the shares of common stock of E-TEK effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers of directors.

        (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, E-TEK shares of common stock obtainable by the Reporting Person upon exercise of the Option.

        (e) Not applicable.

        Reference to, and descriptions of, the Merger Agreement, Option Agreement and form of Voting Agreement, respectively, as set forth in this Item 5, are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the form of Voting Agreement, respectively, included as Exhibits 2, 3 and 4, respectively, to this Schedule 13D, and incorporated in this Item 5 in their entirety, respectively, where such references and descriptions appear.

        The responses of the Reporting Person to Rows (7) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference.

Item 6. Interest in Securities of the Issuer.

        The responses of the Reporting Person to Items 3 through 5 hereof are incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of E-TEK.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person

Exhibit 2 Agreement and Plan of Reorganization and Merger, dated as of January 17, 2000, among the Reporting Person, Merger Sub, and E-TEK

Exhibit 3 Company Stock Option Agreement entered into by the Reporting Person and E-TEK dated as of January 17, 2000

Exhibit 4 Form of Voting Agreement entered into by the Reporting Person and each of the Stockholders on January 17, 2000

Exhibit 5       List of Persons entering into form of Voting Agreement.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        JDS UNIPHASE CORPORATION

Dated:  January 27, 2000                /s/   Michael C. Phillips
                                        ----------------------------------------
                                        Name: Michael C. Phillips
                                              Title: Senior Vice President,
                                              Business Development,
                                              General Counsel

                                  EXHIBIT INDEX

Exhibit No.
-----------
Exhibit 1       The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person

Exhibit 2 Agreement and Plan of Reorganization and Merger, dated as of January 17, 2000, among the Reporting Person, Merger Sub, and
                E-TEK

Exhibit 3       Company Stock Option Agreement entered into by the Reporting
                Person and E-TEK dated as of January 17, 2000

Exhibit 4 Form of Voting Agreement entered into by the Reporting Person and each of the Stockholders on January 17, 2000

Exhibit 5       List of Persons entering into form of Voting Agreement.

                                    EXHIBIT 1

          Directors and Executive Officers of JDS Uniphase Corporation

--------------------------------------------------------------------------------------------------------
                                                      PRESENT PRINCIPAL OCCUPATION OR
NAME                    BUSINESS ADDRESS              EMPLOYMENT                             CITIZENSHIP
--------------------------------------------------------------------------------------------------------
Kevin N.                163 Baypointe Parkway, San    Co-Chairman and Chief Executive        U.K.
Kalkhoven               Jose, California 95134        Officer
--------------------------------------------------------------------------------------------------------
Josef Straus, Ph.D.     163 Baypointe Parkway, San    Co-Chairman, President and Chief       Canada
                        Jose, California 95134        Operating Officer
--------------------------------------------------------------------------------------------------------
M. Zita Cobb            163 Baypointe Parkway, San    Senior Vice President, Strategy and    Canada
                        Jose, California 95134        Integration
--------------------------------------------------------------------------------------------------------
Joseph Ip               163 Baypointe Parkway, San    Senior Vice President, Product         Canada
                        Jose, California 95134        Strategy
--------------------------------------------------------------------------------------------------------
Russell A. Johnson      163 Baypointe Parkway, San    Vice President, Global Sales and       U.S.A.
                        Jose, California 95134        Marketing
--------------------------------------------------------------------------------------------------------
Leo Lefebvre            163 Baypointe Parkway, San    Vice President, Operations Finance     Canada
                        Jose, California 95134
--------------------------------------------------------------------------------------------------------
Frederick L.            163 Baypointe Parkway, San    Senior Vice President and Chief        U.S.A.
Leonberger, Ph.D.       Jose, California 95134        Technical Officer
--------------------------------------------------------------------------------------------------------
Anthony R. Muller       163 Baypointe Parkway, San    Senior Vice President, Chief           U.S.A.
                        Jose, California 95134        Financial Officer and Secretary
--------------------------------------------------------------------------------------------------------
Dan E. Pettit           163 Baypointe Parkway, San    Senior Vice President, President,      U.S.A.
                        Jose, California 95134        Semiconductor
--------------------------------------------------------------------------------------------------------
Michael C. Phillips     163 Baypointe Parkway, San    Senior Vice President, Business        U.S.A.
                        Jose, California 95134        Development, General Counsel
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Bruce D. Day            163 Baypointe Parkway, San    Director                               Canada
                        Jose, California 95134
--------------------------------------------------------------------------------------------------------
Robert E. Enos          163 Baypointe Parkway, San    Director                               Canada
                        Jose, California 95134
--------------------------------------------------------------------------------------------------------
Peter A. Guglielmi      163 Baypointe Parkway, San    Director                               U.S.A.
                        Jose, California 95134
--------------------------------------------------------------------------------------------------------
Martin A. Kaplan        163 Baypointe Parkway, San    Director                               U.S.A.
                        Jose, California 95134
--------------------------------------------------------------------------------------------------------
John A. MacNaughton     163 Baypointe Parkway, San    Director                               Canada
                        Jose, California 95134
--------------------------------------------------------------------------------------------------------
Wilson Sibbet, Ph.D.    163 Baypointe Parkway, San    Director                               U.K.
                        Jose, California 95134
--------------------------------------------------------------------------------------------------------
William J. Sinclair     163 Baypointe Parkway, San    Director                               Canada
                        Jose, California 95134
--------------------------------------------------------------------------------------------------------
Casimir S. Skrzypczak   163 Baypointe Parkway, San    Director                               U.S.A.
                        Jose, California 95134
--------------------------------------------------------------------------------------------------------

                                   EXHIBIT 2

                 AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

                                   DATED AS OF

                                JANUARY 17, 2000

                                      AMONG

                            JDS UNIPHASE CORPORATION,

                           RAINBOW ACQUISITION, INC.,

                                       AND

                              E-TEK DYNAMICS, INC.

                                TABLE OF CONTENTS

                                                                                                Page
                                                                                                ----
Article I. THE MERGER............................................................................2
   SECTION 1.01. The Merger......................................................................2
   SECTION 1.02. Effective Time..................................................................2
   SECTION 1.03. Effect of the Merger............................................................2
   SECTION 1.04. Certificate of Incorporation and Bylaws.........................................2
   SECTION 1.05. Directors and Officers..........................................................3
   SECTION 1.06. Merger Consideration; Conversion and Cancellation of Securities.................3
   SECTION 1.07. Exchange of Certificates........................................................4
   SECTION 1.08. Stock Transfer Books............................................................6
   SECTION 1.09. Dissenting Shares...............................................................6
   SECTION 1.10. Lost, Stolen or Destroyed Certificate...........................................7
   SECTION 1.11. Federal Income Tax Consequences.................................................7
   SECTION 1.12. Material Adverse Effect.........................................................7
Article II. REPRESENTATIONS AND WARRANTIES OF THE COMPANY........................................8
   SECTION 2.01. Organization and Qualification; Subsidiaries....................................8
   SECTION 2.02. Charter Documents...............................................................8
   SECTION 2.03. Capitalization..................................................................8
   SECTION 2.04. Authority Relative to this Agreement............................................9
   SECTION 2.05. SEC Filings; Financial Statements..............................................10
   SECTION 2.06. Absence of Certain Changes or Events...........................................10
   SECTION 2.07. No Undisclosed Liabilities.....................................................11
   SECTION 2.08. Material Contracts; No Violation...............................................11
   SECTION 2.09. Absence of Litigation..........................................................12
   SECTION 2.10. Employee Benefit Plans; Employment Agreements..................................12
   SECTION 2.11. Labor Matters..................................................................13
   SECTION 2.12. Disclosure Documents...........................................................14
   SECTION 2.13. Taxes..........................................................................14
   SECTION 2.14. Environmental Matters..........................................................15
   SECTION 2.15. Brokers........................................................................17
   SECTION 2.16. Full Disclosure................................................................17
   SECTION 2.17. Opinion of Financial Advisor...................................................17
   SECTION 2.18. Intellectual Property..........................................................17
   SECTION 2.19. Change in Control Payments.....................................................18
   SECTION 2.20. Antitakeover Statutes..........................................................18
   SECTION 2.21. Title to Property..............................................................18
   SECTION 2.22. Year 2000 Matters..............................................................19

Article III. REPRESENTATIONS AND WARRANTIES OF PARENT  AND MERGER SUB...................................19
   SECTION 3.01. Organization and Qualification; Subsidiaries...........................................19
   SECTION 3.02. Certificate of Incorporation and Bylaws................................................20
   SECTION 3.03. Capitalization.........................................................................20
   SECTION 3.04. Authority Relative to this Agreement...................................................21
   SECTION 3.05. SEC Filings; Financial Statements......................................................21
   SECTION 3.06. Absence of Certain Changes or Events...................................................22
   SECTION 3.07. No Undisclosed Liabilities.............................................................22
   SECTION 3.08. Absence of Litigation..................................................................22
   SECTION 3.09. Labor Matters..........................................................................23
   SECTION 3.10. Disclosure Documents...................................................................23
   SECTION 3.11. Taxes..................................................................................23
   SECTION 3.12. Environmental Matters..................................................................23
   SECTION 3.13. Brokers................................................................................24
   SECTION 3.14. Full Disclosure........................................................................24
   SECTION 3.15. Opinion of Financial Advisor...........................................................25
   SECTION 3.16. Intellectual Property..................................................................25
   SECTION 3.17. Title to Property......................................................................26
   SECTION 3.18. Year 2000 Matters......................................................................26
   SECTION 3.19. Material Contracts; No Violation.......................................................26
Article IV. CONDUCT OF BUSINESS PENDING THE MERGER......................................................27
   SECTION 4.01. Conduct of Business by the Company Pending the Merger..................................27
   SECTION 4.02. Conduct of Business by Parent and Merger Sub Pending the Merger........................30
   SECTION 4.03. No Solicitation........................................................................30
Article V. ADDITIONAL AGREEMENTS........................................................................32
   SECTION 5.01. Proxy Statement; Form S-4..............................................................32
   SECTION 5.02. Company Stockholders' Meeting; Voting Agreements.......................................32
   SECTION 5.03. Access to Information; Confidentiality.................................................32
   SECTION 5.04. Consents; Approvals....................................................................33
   SECTION 5.05. Agreements of Affiliates...............................................................33
   SECTION 5.06. Notification of Certain Matters........................................................34
   SECTION 5.07. Further Assurances; Tax Treatment......................................................34
   SECTION 5.08. Public Announcements...................................................................34
   SECTION 5.09. Listing of Parent Common Shares........................................................35
   SECTION 5.10. Form S-8...............................................................................35
   SECTION 5.11. Conveyance Taxes.......................................................................35
   SECTION 5.12. Director and Officer Liability.........................................................35
   SECTION 5.13. Action by Parent and Company's Boards..................................................35
   SECTION 5.14. Composition of the Board of Directors..................................................35

   SECTION 5.15. Employee Benefits......................................................................36
Article VI. CONDITIONS TO THE MERGER....................................................................36
   SECTION 6.01. Conditions to Obligations of Each Party to Effect the Merger...........................36
   SECTION 6.02. Additional Conditions to Obligations of Parent and Merger Sub..........................37
   SECTION 6.03. Additional Conditions to Obligation of the Company.....................................38
Article VII. TERMINATION................................................................................38
   SECTION 7.01. Termination............................................................................38
   SECTION 7.02. Effect of Termination..................................................................39
   SECTION 7.03. Fees and Expenses......................................................................40
Article VIII. GENERAL PROVISIONS........................................................................41
   SECTION 8.01. Effectiveness of Representations, Warranties and Agreements; Knowledge, Etc............41
   SECTION 8.02. Notices................................................................................42
   SECTION 8.03. Certain Definitions....................................................................43
   SECTION 8.04. Amendment..............................................................................44
   SECTION 8.05. Waiver.................................................................................44
   SECTION 8.06. Headings...............................................................................44
   SECTION 8.07. Severability...........................................................................44
   SECTION 8.08. Entire Agreement.......................................................................44
   SECTION 8.09. Assignment, Merger Sub.................................................................44
   SECTION 8.10. Parties in Interest....................................................................44
   SECTION 8.11. Governing Law..........................................................................45
   SECTION 8.12. Counterparts...........................................................................45
   SECTION 8.13. WAIVER OF JURY TRIAL...................................................................45

                 AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

        This AGREEMENT AND PLAN OF REORGANIZATION AND MERGER, is dated as of January 17, 2000 (this "AGREEMENT"), among JDS UNIPHASE CORPORATION, a Delaware corporation ("PARENT"), RAINBOW ACQUISITION, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("MERGER SUB"), and E-TEK DYNAMICS, INC., a Delaware corporation (the "COMPANY").

                                   WITNESSETH:

        WHEREAS, the boards of directors of Parent, Merger Sub and the Company have each determined that it is advisable and in the best interests of their respective stockholders for Parent to enter into a strategic business combination with the Company upon the terms and subject to the conditions set forth herein;

        WHEREAS, in furtherance of such combination, the boards of directors of Parent, Merger Sub and the Company have each approved the merger (the "MERGER") of Merger Sub with and into the Company in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), and upon the terms and subject to the conditions set forth herein;

        WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, the Company has entered into a Company Stock Option Agreement dated as of the date hereof in the form of Exhibit A (the "STOCK OPTION AGREEMENT"), pursuant to which the Company has granted to Parent an option to purchase validly issued, fully paid and nonassessable shares of the common stock of the Company, par value $0.001 per share (the "COMPANY COMMON STOCK"), in an aggregate amount equal to 19.9% of the outstanding shares of Company Common Stock as of the date specified therein;

        WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, certain stockholders of the Company have entered into voting agreements with Parent upon the terms and conditions specified therein;

        WHEREAS, Parent, Merger Sub and the Company intend that the Merger qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"), and that, by approving resolutions authorizing this Agreement, this Agreement be adopted as a plan of reorganization under
Section 368(a) of the Code; and

        WHEREAS, pursuant to the Merger, each outstanding share of Company Common Stock (a "SHARE") shall be exchanged for the right to receive the Merger Consideration (as defined in Section 1.07(b)), upon the terms and subject to the conditions set forth herein.

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

                                   ARTICLE I.
                                   THE MERGER

        SECTION 1.01. The Merger.

        (a) At the Effective Time (as defined in Section 1.02 hereof), and subject to and upon the terms and conditions of this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall cease upon the filing of a certificate of merger with the Secretary of State of the State of Delaware pursuant to the DGCL. The Company shall continue as the surviving company being the successor to all the property, rights, powers, privileges, liabilities and obligations of both Merger Sub and the Company. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "SURVIVING COMPANY."

        (b) The closing of the Merger (the "CLOSING") shall take place at a time and on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in
Article VI, unless another time or date is agreed to in writing by the parties hereto. The Closing will be held at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, California 94105, unless another place is agreed to in writing by the parties hereto.

        SECTION 1.02. Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VI, but in no event later than two business days thereafter, the parties hereto shall cause the Merger to be consummated by filing all necessary documentation (the "MERGER DOCUMENTS"), together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the time of such filing being the "EFFECTIVE TIME").

        SECTION 1.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Merger Documents and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and privileges of the Company and Merger Sub shall vest in the Surviving Company, and all liabilities and obligations of the Company and Merger Sub shall become the liabilities and obligations of the Surviving Company.

        SECTION 1.04. Certificate of Incorporation and Bylaws. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Company (the "CERTIFICATE OF INCORPORATION" and "BYLAWS") until thereafter changed or amended as provided therein or by the DGCL; provided, however, that Article I of the Certificate of Incorporation shall be amended to read as follows: "The name of the company is E-TEK Dynamics, Inc."

        SECTION 1.05. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company, each to hold office in accordance with the Certificate of Incorporation and Bylaws, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified.

        SECTION 1.06. Merger Consideration; Conversion and Cancellation of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the Shares:

        (a) Conversion of Securities. Each Share issued and outstanding immediately prior to the Effective Time (excluding any Shares to be canceled pursuant to Section 1.06(b) and any Dissenting Shares as defined in Section 1.09) shall be converted, subject to Section 1.06(f), into the right to receive
1.1 shares (the "EXCHANGE RATIO") of validly issued, fully paid and nonassessable shares of Parent Common Stock, $0.001 par value per share ("PARENT COMMON SHARES").

        (b) Cancellation. Each Share owned by the Company, Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Company or Parent immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired without payment of any consideration therefor and cease to exist.

        (c) Assumption of Stock Options.

                (i) At the Effective Time, each outstanding option to purchase Company Common Stock (a "STOCK OPTION") granted under the Company's 1998 Stock Plan, 1998 Director Option Plan, 1997 Equity Incentive Plan and 1997 Executive Equity Incentive Plan (collectively, the "COMPANY STOCK OPTION PLANS"), whether vested or unvested, shall be deemed assumed by Parent and deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Stock Option prior to the Effective Time, the number (rounded down to the nearest whole number) of Parent Common Shares as the holder of such Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (not taking into account whether or not such option was in fact exercisable), at a price per share rounded up to the nearest whole cent equal to (x) the aggregate exercise price for Company Common Stock otherwise purchasable pursuant to such Stock Option divided by (y) the number of Parent Common Shares deemed purchasable pursuant to such Stock Option; provided, however, that the vesting schedule of the assumed options shall continue to be determined by reference to the applicable Company Stock Option Plan.

                (ii) As soon as practicable after the Effective Time, Parent shall deliver to each holder of an outstanding Stock Option an appropriate notice setting forth such holder's rights pursuant thereto and such Stock Option shall continue in effect on the same terms and conditions (including any applicable anti-dilution provisions, and subject to the adjustments required by this Section 1.06(c) after giving effect to the Merger). Parent shall comply with the terms of all such Stock Options and ensure, to the extent required by, and subject to the provisions of, the applicable Company Stock Option Plan that any Stock Options which qualified for special tax treatment prior to the Effective Time continue to so qualify after the Effective Time. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Common Shares for delivery pursuant to the terms set forth in this Section 1.06(c).

        (d) Common Stock of Merger Sub. Each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for a validly issued, fully paid and nonassessable share of common stock of the Surviving Company. Each share certificate of Merger Sub evidencing ownership of any such shares shall evidence, from and after the Effective Time, ownership of such shares of the Surviving Company.

        (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any share split, reverse split, share dividend (including any dividend or distribution of securities convertible into Parent Common Shares or Company Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Shares or Company Common Stock occurring or having a record date after the date hereof and prior to the Effective Time, including without limitation the two-for-one stock split announced by Parent on January 3, 1999 proposed to be paid March 10, 2000.

        (f) Fractional Shares. No fraction of a Parent Common Share will be issued, but in lieu thereof each holder of Company Common Stock who would otherwise be entitled to a fraction of a Parent Common Share (after aggregating all fractional Parent Common Shares to be received by such holder) shall receive from Parent an amount of cash (rounded up to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the closing price of a Parent Common Share on the Nasdaq National Market on the last trading day immediately prior to the Effective Time (as reported in the Wall Street Journal or, if not reported therein, any other authoritative source).

        SECTION 1.07. Exchange of Certificates.

        (a) Exchange Agent. Promptly after the Effective Time, Parent shall supply, or shall cause to be supplied, to or for the account of a bank or trust company designated by Parent (the "EXCHANGE AGENT"), in trust for the benefit of the holders of Company Common Stock (other than Dissenting Shares), for exchange in accordance with this Section 1.07, through the Exchange Agent, certificates evidencing the Parent Common Shares issuable pursuant to Section 1.06 in exchange for outstanding Shares. Parent shall promptly make available to the Exchange Agent from time to time as needed, cash sufficient to pay cash in lieu of fractional shares.

        (b) Exchange Procedures. On or prior to the tenth (10) Business Day after the Effective Time, Parent will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding Shares (other than Dissenting Shares) (the "CERTIFICATES") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions to effect the surrender of the Certificates in exchange for the certificates evidencing Parent Common Shares and, in lieu of any fractional shares thereof, cash pursuant to Section 1.06(f). Upon surrender of a Certificate to the Exchange Agent for cancellation together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificates evidencing that number of whole Parent Common Shares which such holder has the right to receive in accordance with the Exchange Ratio in respect of the Shares formerly evidenced by such Certificate, (B) any dividends or other distributions with respect to Shares to which such holder was entitled to receive prior to the Effective Time, and (C) cash in lieu of fractional Parent Common Shares to which such holder is entitled pursuant to Section 1.06(f) (the Parent Common Shares, dividends, distributions and cash described in clauses (A)-(C) delivered for each Share being, collectively, the "MERGER CONSIDERATION"), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company as of the Effective Time, Parent Common Shares and cash may be issued and paid in accordance with this Article I to a transferee if the Certificate evidencing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 1.07(b) and by evidence that any applicable stock/share transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented Shares will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full Parent Common Shares into which such Shares shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.06.

        (c) Distributions With Respect to Unexchanged Parent Common Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Common Shares they are entitled to receive until the holder of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Shares issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Shares and cash in lieu of any fractional Parent Common Share pursuant to Section 1.06(f) above.

        (d) Transfers of Ownership. If any certificate for Parent Common Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for Parent Common Shares in any name other than that of the registered holder of the Certificate surrendered, or established to the reasonable satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

        (e) No Liability. Neither Parent, Merger Sub nor the Company shall be liable to any holder of Shares for any Merger Consideration (or dividends or distributions with respect thereto) properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        (f) Withholding Rights. Parent or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

        SECTION 1.08. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, the Merger Consideration delivered upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the records of the Surviving Company of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article I.

        SECTION 1.09. Dissenting Shares.

        (a) Notwithstanding any provision of this Agreement to the contrary, any shares of capital stock of the Company held by a holder who has exercised appraisal rights for such shares in accordance with the DGCL and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights ("DISSENTING SHARES"), shall not be converted into or represent a right to receive Merger Consideration pursuant to Section 1.06, but the holder thereof shall only be entitled to such rights as are granted under the DGCL.

        (b) Notwithstanding the provisions of subsection (a) if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder's appraisal rights, then, as of the later of the Effective Time or the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive the Merger Consideration, without interest thereon, upon surrender of the certificate or certificates representing such Dissenting Shares.

        (c) The Company shall give Parent (i) prompt notice of any written demands received by the Company to require the Company to purchase shares of capital stock of the Company pursuant to the DGCL, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any such demands or offer to settle or settle any such demands.

        SECTION 1.10. Lost, Stolen or Destroyed Certificate. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Parent Common Shares and cash as may be required pursuant to Section 1.06; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

        SECTION 1.11. Federal Income Tax Consequences. It is intended by the parties here to that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of Section 368 of the Code.

        SECTION 1.12. Material Adverse Effect. When used in connection with the Company or any of its subsidiaries, or Parent or any of its respective subsidiaries, as the case may be, the term "MATERIAL ADVERSE EFFECT" means any change or effect that, individually or in the aggregate, is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of the Company and its subsidiaries (a "COMPANY MATERIAL ADVERSE EFFECT") or Parent and its respective subsidiaries (a "PARENT MATERIAL ADVERSE EFFECT"), respectively, in each case taken as a whole, but other than those adverse effects occurring as a result of the execution and public announcement of this Agreement, the pendency of this Agreement or the consummation of the transactions contemplated hereby (including, without limitation, loss of customers, orders, suppliers or employees resulting therefrom) or general market or industry conditions (including, without limitation, any change in trading prices, in and of itself and without the occurrence of any other Material Adverse Effect, of either Parent's or the Company's outstanding publicly traded equity securities).

                                   ARTICLE II.
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby represents and warrants to Parent and Merger Sub that, except as set forth in the written disclosure schedule previously delivered by the Company to Parent, the paragraphs of which are numbered to correspond to the Sections of this Agreement (the "COMPANY DISCLOSURE SCHEDULE"):

        SECTION 2.01. Organization and Qualification; Subsidiaries. The Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("APPROVALS") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such power, authority and Approvals would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and each subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Company Material Adverse Effect. The Company's subsidiaries are the only entities in which the Company has any equity interest.

        SECTION 2.02. Charter Documents. The Company has heretofore furnished or made available to Parent a complete and correct copy of the charter documents (including the articles or certificate of incorporation and bylaws, if any), as most recently amended to date of the Company and each of its subsidiaries. Each such charter document is in full force and effect. Neither the Company nor any subsidiary is in violation or any of the provisions of its respective charter documents.

        SECTION 2.03. Capitalization. The authorized capital stock of the Company consists of shares of Company Common Stock and shares of Preferred Stock. As of January 1, 2000, (i) 67,915,191 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, and issued in compliance with applicable securities laws, (ii) no shares of Company Common Stock were held in the Company's treasury or by any subsidiary, (iii) no shares of Company Preferred Stock were issued and outstanding and (iv) 6,733,218 shares of Company Common Stock were reserved for future issuance pursuant to outstanding employee stock options granted pursuant to the Company's Stock Option Plans. No shares of Company Common Stock have been issued between January 1, 2000 and the date hereof, other than pursuant to the Company's Stock Option Plans. Except as set forth in Sections 2.03, 2.08 or 2.10 of the Company Disclosure Schedule, as of the date hereof, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued shares (or other equity interests) of the Company or of any subsidiary or obligating the Company or any subsidiary to issue or sell any shares of, or other equity interests in, the Company or any subsidiary. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. As of the date hereof, there are no obligations, contingent or otherwise, of the Company or of any subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the shares of any subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any subsidiary or any other entity other than guarantees of bank obligations of a subsidiary entered into in the ordinary course of business. None of the options, warrants, rights, agreements, arrangements or commitments identified in Section 2.03 or 2.10 of the Company Disclosure Schedule provide that, absent action by the board of directors of the Company or a committee thereof, upon exercise or conversion the holder thereof shall receive cash, and no such action of the board of directors or a committee thereof has been taken. Except as set forth in Section 2.03 of the Company Disclosure Schedule, all of the outstanding shares of each subsidiary (and all shares to be issued prior to the Effective Time) are or will be duly authorized, validly issued, fully paid and nonassessable, and issued in compliance with applicable securities laws, and all such shares are or will be owned by the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges, encumbrances or rights or interests of others of any nature whatsoever (collectively, "LIENS"), other than Liens for taxes not yet due and payable.

        SECTION 2.04. Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and subject to obtaining any necessary stockholder approval of this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the approval and adoption of the Merger by a majority of the holders of the outstanding Shares entitled to vote in accordance with the DGCL and the Company's certificate of incorporation and bylaws). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, as applicable, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The board of directors of the Company has on the date of this Agreement unanimously determined that it is advisable and in the best interest of the Company's stockholders for the Company to enter into a strategic business combination with Parent upon the terms and subject to the conditions of this Agreement, and has on the date of this Agreement unanimously recommended that the Company's stockholders approve and adopt this Agreement and the transactions contemplated hereby, and, subject to
Section 4.03 hereof, such resolutions of the board of directors shall be in effect as of the Effective Time.

        SECTION 2.05. SEC Filings; Financial Statements.

        (a) The Company has filed all forms, reports, exhibits and other documents required to be filed with the Securities and Exchange Commission (the "SEC") between December 2, 1998 and the date of this Agreement and has made available to Parent (i) its Quarterly Report on Form 10-Q for the period ended October 2, 1999 and its Annual Report on Form 10-K for the year ended June 30, 1999 (the "1999 10-K"), respectively, (ii) all proxy statements relating to the Company's meetings of stockholders (whether annual or special) held between December 2, 1998 and the date of this Agreement, (iii) all other reports or registration statements (other than reports on Forms 3, 4 or 5 filed on behalf of affiliates of the Company) filed by the Company with the SEC between December 2, 1998 and the date hereof, and (iv) all amendments and supplements to all such reports and registration statements filed by the Company with the SEC (collectively, the "COMPANY SEC REPORTS"). The Company SEC Reports (i) were prepared in accordance with applicable requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT") or the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and the SEC's rules and regulations thereunder (collectively, the "FEDERAL SECURITIES LAWS"), as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No subsidiary is required to file any forms, reports or other documents with the SEC.

        (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports was prepared in accordance with U.S. generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presented the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows and stockholder equity for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

        (c) The Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

        SECTION 2.06. Absence of Certain Changes or Events Except as set forth in Section 2.06 of the Company Disclosure Schedule or the Company SEC Reports, between June 30, 1999 and the date hereof, there has not occurred: (i) any Company Material Adverse Effect; (ii) any amendments or changes in the certificate of incorporation or bylaws of the Company; (iii) any damage to, destruction or loss of any asset of the Company, (whether or not covered by insurance) that has had or is reasonably likely to have a Company Material Adverse Effect; (iv) any change by the Company in its accounting methods, principles or practices, except any such change as required by any concurrent change in GAAP or Federal Securities Law applicable to companies generally; (v) any revaluation of any of the Company's or any subsidiary's assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; (vi) any sale, pledge, disposition of or encumbrance upon a material amount of property of the Company or of any subsidiary, except in the ordinary course of business; (vii) any material Tax (as defined below) election inconsistent with past practices or the settlement or compromise of any material Tax liability; (viii) any declaration, issuance or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof); or (ix) the creation of any indebtedness for borrowed money or the issuance of any debt securities or the assumption, guarantee (other than guarantees of bank debt of a subsidiary entered into in the ordinary course of business) or endorsement or other accommodation whereby the Company became responsible for, the obligations of any person, or the making of any loans or advances, except in the ordinary course of business consistent with past practice.

        SECTION 2.07. No Undisclosed Liabilities. Except as is disclosed in
Section 2.07 of the Company Disclosure Schedule and in the Company SEC Reports, neither the Company nor any subsidiary has any liabilities (absolute, accrued, contingent or otherwise) which are, in the aggregate, material to the business, operations or financial condition of the Company and its subsidiaries taken as a whole, except liabilities (a) adequately provided for in the Company's audited balance sheet (including any related notes thereto) for the fiscal year ended June 30, 1999; (b) not required under U.S. GAAP to be reflected on such balance sheet; or (c) incurred since June 30, 1999 in the ordinary course of business, and liabilities incurred in connection with this Agreement.

        SECTION 2.08. Material Contracts; No Violation.

        (a) Section 2.08(a) of the Company Disclosure Schedule includes a list of each of the following currently outstanding agreements under which the Company or any of its subsidiaries is a party or by which any of their assets are bound: (i) joint venture, technology sharing and noncompetition agreements;
(ii) intellectual property licensing agreements other than commercial shrinkwrap licenses; (iii) agreements with any consultant, employee, officer or director of the Company or any of its subsidiaries, including employee benefit plans; (iv) distribution agreements; (v) agreements, contracts or other instruments (including all amendments thereto) which, in each case, as of the date hereof, will be required to be filed by the Company with the SEC pursuant to the requirements of the Exchange Act as "material contracts" and have not been filed ((i) through (v) collectively with all agreements, contracts and other instruments (including amendments thereto) which have been filed by the Company with the SEC, being, collectively, the "Material Contracts" of the Company and its subsidiaries). The Company has made available to Parent prior to the date hereof, true, correct and complete copies in all material respects of each such Material Contract.

        (b) Except as set forth in Section 2.08(b) of the Company Disclosure Schedule, (i) neither the Company nor any subsidiary has breached, is in default under, or has received written notice of any breach of or default under, any Material Contract, (ii) to the knowledge of the Company, no other party to any of the Material Contracts has breached or is in default of any of its obligations thereunder, and (iii) each of the Material Contracts is in full force and effect, except in any such case for breaches, defaults or failures to be in full force that in the aggregate do not constitute a Company Material Adverse Effect.

        (c) Except as set forth in Section 2.08(c) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company will not, (i) conflict with or violate the certificate of incorporation or bylaws of the Company, (ii) conflict with or violate any federal, foreign, state or provincial law, rule, regulation, order, judgment or decree (collectively, "LAWS") applicable to the Company or any subsidiary or by which any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, any contract, or result in the creation of a Lien on any of the properties or assets of the Company or any subsidiary pursuant to, any Material Contract or other note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any subsidiary is a party or by which the Company or any subsidiary or any of their respective properties are bound or affected, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Company Material Adverse Effect.

        SECTION 2.09. Absence of Litigation. Except as set forth in Section 2.09 of the Company Disclosure Schedule or the Company SEC Reports, (i) there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Company, threatened, against the Company or against any subsidiary and (ii) there is no judgment, decree, injunction, rule or order of any Governmental or Regulatory Authority (as defined in Section 2.14(g) below) outstanding against the Company or its subsidiaries other than, in each case, those that the outcome of which, individually or in the aggregate, would not have a Company Material Adverse Effect or a material adverse effect on the Company's ability to consummate the Merger.

        SECTION 2.10. Employee Benefit Plans; Employment Agreements.

        (a) For purposes of this Section 2.10: "ERISA" means the Employee Retirement Income Security Act of 1974, as amended; "COMPANY ERISA AFFILIATE" means any trade or business (whether or not incorporated) which is a member of a controlled group including the Company or which is under common control with the Company or any subsidiary of the Company; and "COMPANY EMPLOYEE PLANS" means all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other fringe or employee benefit plans, programs or arrangements, and any current or former employment or executive compensation or severance agreements, written or otherwise, for the benefit of, or relating to, any employee of the Company, as well as each such plan with respect to which the Company or a Company ERISA Affiliate could incur liability under applicable law (if such plan has been or were terminated), and excluding agreements with former employees under which the Company has no remaining monetary obligations.

        (b) Except as set forth in Section 2.10(b) of the Company Disclosure Schedule, none of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than coverage mandated by applicable law or benefits, the full cost of which is borne by the retiree.

        (c) Except as would not have a Company Material Adverse Effect: (i) the Company and its subsidiaries have complied with ERISA, the Code and all laws and regulations applicable to the Company Employee Plans and each Company Employee Plan has been maintained and administered in compliance with its terms; and (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination opinion, notification or advisory letter from the Internal Revenue Service (the "IRS"), and nothing has occurred which may reasonably be expected to impair such determination.

        (d) Neither the Company nor its subsidiaries have incurred any material liability under Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course). No Company Employee Plan has incurred a material "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived. To the knowledge of the Company, there are not any facts or circumstances that would materially change the funded status of any Company Employee Plan that is a "defined benefit" plan (as defined in Section 3(35) of ERISA) since the date of the most recent actuarial report for such plan. No Company Employee Plan is a "multiemployer plan" within the meaning of Section 3(37) of ERISA.

        (e) With respect to each of the Company Employee Plans that is subject to Title IV of ERISA, the present value of accrued benefits under each such plan did not, as of its latest valuation date, materially exceed the then current value of the aggregate assets of such plans allocable to the payment of such benefits.

        SECTION 2.11. Labor Matters. Except as set forth in Section 2.11 of the Company Disclosure Schedule, (i) there are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any of its subsidiaries and any of their respective employees, which controversies have or may reasonably be expected to have a Company Material Adverse Effect; (ii) neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or by any of its subsidiaries nor does the Company or any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees, and (iii) neither the Company nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company or of any of its subsidiaries.

        SECTION 2.12. Disclosure Documents. The proxy statement of the Company to be filed with the SEC in connection with the Merger (the "COMPANY PROXY STATEMENT") and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on the approval and adoption of this Agreement, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. The foregoing representations and warranties will not apply to statements or omissions included in the Company Proxy Statement or any amendment or supplement thereto based upon information furnished to the Company by Parent for use therein. None of the information furnished to Parent for use in (or incorporation by reference in) the Registration Statement (as defined in Section 3.10) or any amendment or supplement thereto will contain, at the time the Registration Statement or any amendment or supplement thereto becomes effective or at the Effective Time, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein not misleading.

        SECTION 2.13. Taxes.

        (a) For purposes of this Agreement, "TAX" or "TAXES" shall mean taxes, fees, levies, duties, tariffs, imposts and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, including (without limitation) (i) income, franchise, profits, gross receipts, ad valorem, net worth, goods and services, fringe benefits, withholding, sales, use, service, real or personal property, special assessments, Common Stock, license, payroll, withholding, employment, social security, accident compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes and (ii) interest, penalties, additional taxes and additions to tax imposed with respect thereto; and "TAX RETURNS" shall mean returns, reports and information statements with respect to Taxes required to be filed with the IRS or any other taxing authority, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns.

        (b) The Company has made available to Parent all Tax Returns filed by the Company and its subsidiaries for all periods ending on or after June 30, 1999 and before the date of this Agreement. Except as disclosed on Schedule 2.13(b) of the Company Disclosure Schedule, the Company and each of its subsidiaries have filed all United States federal income Tax Returns and all other material Tax Returns required to be filed by them, and such Tax Returns are complete and correct in all material respects. Each of the Company and its subsidiaries has duly paid or made adequate provision on its books and records and financial statements for the payment of all material Taxes which have accrued or have become payable. Except as disclosed on Schedule 2.13(b) of the Company Disclosure Schedule (i) there are no pending audits, examinations or proposed audits or examinations of any Tax Returns filed by the Company or by any of its subsidiaries, (ii) with respect to any period for which material Tax Returns have not yet been filed, or for which material Taxes are not yet due or owing, each of the Company and its subsidiaries has made due and sufficient accruals for such Taxes in its respective books and records and financial statements, and (iii) neither the Company nor any of its subsidiaries has given or been requested to give waivers or extensions of any statute of limitations relating to the filing of Tax Returns or the assessment of Taxes for which the Company or any of its subsidiaries may have any undisclosed liability, except for any waiver or extension which has expired or any extensions resulting from the filing of a Tax Return after its original due date in the ordinary course of business. Except as set forth on Schedule 2.13(b) of the Company Disclosure Schedule, as of the date of this Agreement the consolidated Tax Returns of the Company and its subsidiaries have not been audited by the IRS (or the appropriate statute of limitations has expired) for all fiscal years through June 30, 1999.

        (c) Except as set forth on Schedule 2.13(c) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries: (i) is a party to any agreement providing for the allocation, payment or sharing of taxes between the Company or its subsidiaries, on the one hand, and any third party, on the other hand; or (ii) has an application pending with respect to any Tax requesting permission for a change in accounting method.

        SECTION 2.14. Environmental Matters.

        (a) Each of the Company and its subsidiaries has obtained all licenses, permits, authorizations, approvals and consents from Governmental or Regulatory Authorities which are required under any applicable Environmental Law (as defined below) in respect of its business or operations ("ENVIRONMENTAL PERMITS"), except for such failures to have Environmental Permits which, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect. Each of such Environmental Permits is in full force and effect and each of the Company and its subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with any applicable Environmental Law, except for such failures to be in compliance which, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect.

        (b) There is no Environmental Claim (as defined below) pending or to the knowledge of the Company threatened against the Company or any of its subsidiaries or to the knowledge of the Company, pending or threatened against any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law that is reasonably expected to have a Company Material Adverse Effect.

        (c) To the knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, threatened release or presence of any Hazardous Material (as defined below) which could form the basis of any Environmental Claim against the Company or any of its subsidiaries, or to the knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law, except for such liabilities which, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect.

        (d) To the knowledge of the Company, no site or facility now or previously owned, operated or leased by the Company or any of its subsidiaries is listed or proposed for listing on the National Priorities List promulgated pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the rules and regulations thereunder ("CERCLA").

        (e) No Liens have arisen under or pursuant to any Environmental Law on any site or facility owned, operated or leased by the Company or any of its subsidiaries, other than any such Liens which would not, individually or in the aggregate, have a Company Material Adverse Effect, and no action of any Governmental or Regulatory Authority (as defined below) has been taken or, to the knowledge of the Company, is in process which could subject any of such properties to such Liens.

        (f) To the best of the Company's knowledge, the Company has delivered or otherwise made available for inspection to the Parent true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring possessed or initiated by the Company or any of its subsidiaries pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its subsidiaries, or regarding the Company's or any of its subsidiaries' compliance with applicable Environmental Laws.

        (g) As used herein: (i) "GOVERNMENTAL OR REGULATORY AUTHORITY" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision; (ii) "ENVIRONMENTAL CLAIM" means any claim, action, cause of action, investigation or notice (written or oral) by any person or entity alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (A) the presence, or release or threatened release, of any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its subsidiaries, or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; (iii) "ENVIRONMENTAL LAW" means any law or order of any Governmental or Regulatory Authority relating to the regulation or protection of human health, safety or the environment or to emissions, discharges, releases or threatened releases of Hazardous Material, pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment; and (iv) "HAZARDOUS MATERIAL" means (A) any petroleum or petroleum products, flammable materials, radioactive materials, friable asbestos, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls (PCBs); (B) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants" or words of similar import under any Environmental Law; and (C) any other chemical or other material or substance, exposure to which is now or hereafter prohibited, limited or regulated by any Governmental or Regulatory Authority under any Environmental Law.

        SECTION 2.15. Brokers. No broker, finder or investment banker (other than Goldman, Sachs & Co., Inc. ("GS")) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and GS pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereunder.

        SECTION 2.16. Full Disclosure. No statement contained in any representation or warranty contained herein or any statement contained in any certificate or schedule furnished or to be furnished by the Company or by any subsidiary to Parent or Merger Sub in, or pursuant to the provisions of, this Agreement contains or shall contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in the light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

        SECTION 2.17. Opinion of Financial Advisor. The Company has been advised by its financial advisor, GS, that, in its opinion, as of the date of this Agreement, the Exchange Ratio is fair from a financial point of view to the Company's stockholders and has agreed to deliver a written copy of such opinion dated the date hereof to Parent.

        SECTION 2.18. Intellectual Property.

        The Company, directly or indirectly, owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how and tangible or intangible proprietary information, inventions, trade secrets, processes or material that are required for the conduct of the business of the Company and its subsidiaries as currently conducted (the "COMPANY INTELLECTUAL PROPERTY RIGHTS"). Section 2.18 of the Company Disclosure Schedule contains a list of all registered Company Intellectual Property Rights and the jurisdictions where such registrations have been made.

        Either the Company or a subsidiary is the sole and exclusive owner of, or the exclusive or non-exclusive licensee of, with all right, title and interest in and to (free and clear of any Liens), the Company Intellectual Property Rights, and, in the case of Company Intellectual Property Rights owned by the Company or a subsidiary, has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Company Intellectual

Property Rights are currently being used. To the knowledge of the Company, there is no and there has not been any unauthorized use, infringement or misappropriation by the Company or any of its subsidiaries of any patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how and tangible or intangible proprietary information, inventions, trade secrets or processes of any third party. All registered patents, trademarks, service marks and copyrights held by the Company are valid and subsisting. To the knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of the Company Intellectual Property Rights by any third party, including any employee or former employee of the Company or any subsidiary. No Company Intellectual Property Right or product of the Company or any subsidiary is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by the Company or any subsidiary, except to the extent any such restriction does not constitute a Company Material Adverse Effect. Neither the Company nor any subsidiary has entered into any agreement under which the Company or any subsidiary is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market, except to the extent any such restriction does not constitute a Company Material Adverse Effect. Each of the Company and its subsidiaries has used commercially reasonable efforts to (i) protect through nondisclosure agreements or other appropriate means all material patent, copyright, trademark and trade secret rights and confidential information of the Company and its subsidiaries, and
(ii) otherwise to secure and protect for the Company's benefit all Company Intellectual Property Rights of the Company. Each employee, officer and consultant of the Company and each of its subsidiaries has executed a proprietary information and inventions agreement substantially in the form provided by the Company to Parent. The execution of this Agreement and the consummation of the transactions contemplated hereby will not impair or invalidate in any way any of the Company Intellectual Property Rights.

        SECTION 2.19. Change in Control Payments. Except as set forth in Section
2.19 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries have any plans, programs or agreements to which they are parties, or to which they are subject, pursuant to which payments (whether in cash or property or the vesting of property) may be required upon, or may become payable directly or indirectly as a result of, a change of control of the Company.

        SECTION 2.20. Antitakeover Statutes. The board of directors of the Company has approved this Agreement and the transactions contemplated hereby and neither Section 203 of the DGCL nor any other antitakeover or similar statute or regulation applies or purports to apply to the transactions contemplated hereby.

        SECTION 2.21. Title to Property. The Company and its subsidiaries own or lease no material real property other than as set forth in Section 2.21 of the Company Disclosure Schedule or the Company SEC Reports. Except as reflected in the Company's financial statements included in the Company SEC Reports, each of the Company and its subsidiaries has good and valid title to all of its respective properties and assets, free and clear of all Liens except Liens for Taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or materially interfere with the present use of the property affected thereby; and, to the knowledge of the Company, all leases pursuant to which the Company or any subsidiary leases from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of the Company, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Company or any of its subsidiaries, as applicable, has not taken adequate steps to prevent such a default from occurring).

        SECTION 2.22. Year 2000 Matters. Any reprogramming required to permit the proper functioning in and following the year 2000 of computer systems and other equipment containing embedded microchips, in either case owned or operated by the Company or any of its subsidiaries or used or relied upon in the conduct of their respective businesses (including any systems and other equipment supplied by others or with which the computer systems of the Company or any of its subsidiaries interface) has been completed. The testing of all such systems and other equipment as so reprogrammed has been completed. The costs to the Company and its subsidiaries for such reprogramming and testing and for other foreseeable consequences to them of any improper functioning of other computer systems and equipment containing embedded microchips due to the occurrence of the year 2000 will not have a Company Material Adverse Effect.

                                  ARTICLE III.
                    REPRESENTATIONS AND WARRANTIES OF PARENT
                                 AND MERGER SUB

        Parent and Merger Sub hereby represent and warrant to the Company that, except as set forth in the written disclosure schedule previously delivered by Parent to the Company, the paragraphs of which are numbered to correspond to the Sections of this Agreement (the "PARENT DISCLOSURE SCHEDULE"):

        SECTION 3.01. Organization and Qualification; Subsidiaries. Parent and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such power, authority and Approvals would not, individually or in the aggregate, have a Parent Material Adverse Effect. Parent and each of its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Parent Material Adverse Effect.

        SECTION 3.02. Certificate of Incorporation and Bylaws. Parent has heretofore furnished to the Company a complete and correct copy of the Certificate of Incorporation and Bylaws, as amended to date, of Parent and the Certificate of Incorporation and Bylaws, as amended to date, of Merger Sub. Such Certificates of Incorporation and Bylaws of Parent and Merger Sub are in full force and effect. Neither Parent nor any of its subsidiaries is in violation of any of the provisions of its charter documents.

        SECTION 3.03. Capitalization.

        (a) The authorized capital stock of Parent consists of (i) 600,000,000 shares of Parent Common Stock and (ii) 1,000,000 shares of Preferred Stock, $0.001 par value ("PARENT PREFERRED STOCK") were authorized, of which (x) 100,000 shares of Series A Preferred Stock were authorized, (y) 100,000 shares of Series B Preferred Stock were authorized, and (z) one share of special voting stock is authorized. As of December 31, 1999, (1) 349,825,511 shares of Parent Common Stock were issued and outstanding (including 107,753,682 shares of Parent Common Stock issuable upon exchange of the outstanding exchangeable shares of Parent's subsidiary, JDS Uniphase Canada, Ltd.), (2) 100,000 shares of Series A Preferred Stock were issued and outstanding, (3) no shares of Series B Preferred Stock were issued and outstanding and one share of special voting stock was issued and outstanding, (4) no shares of capital stock were held in its treasury, and (5) 58,127,797 shares of Parent Common Stock were reserved for issuance pursuant to outstanding options under Parent's stock option plans ("PARENT'S STOCK OPTION PLANS"). No shares of Parent Common Stock or Parent Preferred Stock have been issued between December 31, 1999 and the date hereof, except for shares of Parent Common Stock issued upon exercise of options outstanding under Parent's Stock Option Plans. The authorized common stock of Merger Sub consists of 100 shares of common stock, all of which, as of the date hereof, are issued and outstanding. All of the outstanding shares of Parent's and Merger Sub's respective common stock have been duly authorized and validly issued and are fully paid and nonassessable, and issued in compliance with applicable securities laws. As of the date hereof, except for options outstanding under Parent's Stock Option Plans and as set forth in Section 3.03 of the Parent Disclosure Schedule and as described in the Parent SEC Reports, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued common stock of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to issue or sell any shares of common stock of, or other equity interests in, Parent or any of its subsidiaries. As of the date hereof, there are no obligations, contingent or otherwise, of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any Parent Common Shares or the common stock of any subsidiary. Except as set forth in Section 3.03(a) of the Parent Disclosure Schedule or as will not have a Parent Material Adverse Effect, all of the outstanding shares of common stock (or other equity interests) of each of Parent's subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and issued in compliance with applicable securities laws and all such shares are owned by Parent or another subsidiary free and clear of all Liens, other than Liens for taxes not yet due and payable.

        (b) The Parent Common Shares to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and shall be available for trading on the Nasdaq National Market.

        SECTION 3.04. Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each in accordance with its terms. The board of directors of Parent has determined that it is advisable and in the best interest of Parent's stockholders for Parent to enter into a strategic business combination with the Company upon the terms and subject to the conditions of this Agreement.

        SECTION 3.05. SEC Filings; Financial Statements.

        (a) Parent has filed all forms, reports, exhibits and other documents required to be filed with the SEC between June 30, 1999 and the date of this Agreement and has made available to the Company, in the form filed with the SEC,
(i) its Quarterly Report on Form 10-Q for the period ended September 30, 1999 and its Annual Reports on Form 10-K for the fiscal year ended June 30, 1999 and June 30, 1998, respectively, (ii) all proxy statements relating to Parent's meetings of stockholders (whether annual or special) held between June 30, 1998 and the date of this Agreement, (iii) all other reports or registration statements (other than Reports on Form 3, 4 or 5 filed on behalf of affiliates of the Parent) filed by Parent with the SEC between June 30, 1998 and the date of this Agreement, and (iv) all amendments and supplements to all such reports and registration statements filed by Parent with the SEC (collectively, the "PARENT SEC REPORTS"). The Parent SEC Reports (i) were prepared in accordance with applicable requirements of the Federal Securities Laws, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC.

        (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports has been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presented the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows and stockholder equity for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

        (c) Parent has heretofore furnished to the Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

        SECTION 3.06. Absence of Certain Changes or Events. Except as set forth in Section 3.06 of the Parent Disclosure Schedule or the Parent SEC Reports, between June 30, 1999 and the date hereof, there has not occurred: (i) any Parent Material Adverse Effect; (ii) any amendments or changes in the certificate of incorporation or bylaws of Parent (other than amendments to increase the authorized common stock of Parent); (iii) any damage to, destruction or loss of any asset of Parent, (whether or not covered by insurance) that has had or is reasonably likely to have a Parent Material Adverse Effect; (iv) any change by Parent in its accounting methods, principles or practices, except any such change as required by any concurrent change in GAAP or Federal Securities Law applicable to companies generally; (v) any revaluation of any of Parent's or any subsidiary's assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; (vi) any sale, pledge, disposition of or encumbrance upon a material amount of property of Parent or of any subsidiary, except in the ordinary course of business; (vii) any material Tax (as defined above) election inconsistent with past practices or the settlement or compromise of any material Tax liability; or (viii) any declaration, issuance or payment of any dividend or other distribution (whether in cash, stock or property or any thereof), other than the two-for-one stock split paid by Parent on December 29, 1999 and the two-for-one stock split announced by Parent on January 3, 1999 proposed to be paid March 10, 2000.

        SECTION 3.07. No Undisclosed Liabilities. Except as is set forth in the Parent SEC Reports, neither the Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) which are, in the aggregate, material to the business, operations or financial condition of the Parent and its subsidiaries taken as a whole, except liabilities (a) adequately provided for in the Parent's balance sheet (including any related notes thereto) as of June 30, 1999, (b) not required under U.S. GAAP to be reflected on such balance sheet, or (c) incurred since June 30, 1999 in the ordinary course of business, and liabilities incurred in connection with this Agreement.

        SECTION 3.08. Absence of Litigation. Except as set forth in the Parent SEC Reports, (i) there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Parent, threatened, against Parent or against any subsidiary and (ii) there is no judgment, decree, injunction, rule or order of any Governmental or Regulatory Authority outstanding against Parent or its subsidiaries, other than, in each case those that the outcome of which, individually or in the aggregate, would not have a

Parent Material Adverse Effect or a material adverse effect on Parent's ability to consummate the Merger.

        SECTION 3.09. Labor Matters. Except as set forth in Section 3.09 of the Parent Disclosure Schedule, (i) there are no controversies pending or, to the knowledge of Parent or any of its subsidiaries, threatened between Parent or any of its subsidiaries and any of their respective employees, which controversies have or may reasonably be expected to have a Parent Material Adverse Effect;
(ii) neither Parent nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Parent or its subsidiaries nor does Parent or any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees, and (iii) neither Parent nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any employees of Parent or any of its subsidiaries.

        SECTION 3.10. Disclosure Documents. The registration statement of Parent to be filed with the SEC with respect to the offering of Parent Common Shares in connection with the Merger ("the "REGISTRATION STATEMENT") and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Securities Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective and at the Effective Time, the Registration Statement, as amended or supplemented, if applicable, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading. The foregoing representations and warranties will not apply to statements or omissions included in the Registration Statement or any amendment or supplement thereto based upon information furnished to Parent or Merger Sub by the Company for use therein. None of the information furnished to the Company for use in (or incorporation by reference in) the Company Proxy Statement or any amendment or supplement thereto will contain, at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company or at any time the stockholders vote on the approval and adoption of this Agreement, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

        SECTION 3.11. Taxes. Except as disclosed on Schedule 3.11 of the Parent Disclosure Schedule, Parent and its subsidiaries have filed all United States federal income Tax Returns and all other material Tax Returns required to be filed by them for all periods ending on or after June 30, 1999 and before the date of this Agreement, which Tax Returns are correct and complete in all material respects, and have duly paid or made adequate provision on their books, records and financial statements for the payment of all material Taxes which have accrued or have become payable.

        SECTION 3.12. Environmental Matters.

        (a) Each of the Parent and its subsidiaries has obtained all Environmental Permits, except for such failures to have Environmental Permits which, individually or in the aggregate, are not reasonably expected to have a Parent Material Adverse Effect. Each of such Environmental Permits is in full force and effect and each of the Parent and its subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with any applicable Environmental Law, except for such failures to be in compliance which, individually or in the aggregate, are not reasonably expected to have a Parent Material Adverse Effect.

        (b) Except as described in the Parent SEC Reports, there is no Environmental Claim pending or to the knowledge of the Parent threatened against the Parent or any of its subsidiaries or to the knowledge of the Parent, against any person or entity whose liability for any Environmental Claim the Parent or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law that is reasonably expected to have a Parent Material Adverse Effect.

        (c) Except as described in the Parent SEC Reports, to the knowledge of Parent, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, threatened release or presence of any Hazardous Material which could form the basis of any Environmental Claim against Parent or any of its subsidiaries, or to the knowledge of Parent, against any person or entity whose liability for any Environmental Claim Parent or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law, except for such liabilities which, individually or in the aggregate, are not reasonably expected to have a Parent Material Adverse Effect.

        (d) To the knowledge of Parent, no site or facility now or previously owned, operated or leased by Parent or any of its subsidiaries is listed or proposed for listing on the National Priorities List promulgated pursuant to CERCLA.

        (e) No Liens have arisen under or pursuant to any Environmental Law on any site or facility owned, operated or leased by Parent or any of its subsidiaries, other than any such Liens which would, individually or in the aggregate, have a Parent Material Adverse Effect, and no action of any Governmental or Regulatory Authority has been taken or, to the knowledge of Parent, is in process which could subject any of such properties to such Liens.

        SECTION 3.13. Brokers. No broker, finder or investment banker (other than Thomas Weisel Partners ("TWP") and Banc of America Securities LLC ("BAS") is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub. Parent has heretofore furnished to the Company a complete and correct copy of all agreements between Parent and TWP and BAS pursuant to which such firms would be entitled to any payment relating to the transaction contemplated hereunder.

        SECTION 3.14. Full Disclosure. No statement contained in any representation or warranty contained herein or any statement contained in any certificate or schedule furnished or to be furnished by Parent or Merger Sub to the Company in, or pursuant to the provisions of, this Agreement contains or will contain any untrue statement of a material fact or omits or shall omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

        SECTION 3.15. Opinion of Financial Advisor. Parent has been advised by its financial advisor, BAS, that, in its opinion, as of the date of this Agreement, the Exchange Ratio is fair from a financial point of view to Parent and has delivered a written copy of such opinion dated the date hereof to the Company.

        SECTION 3.16. Intellectual Property.Parent, directly or indirectly, owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how and tangible or intangible proprietary information, inventions, trade secrets, processes or material that are required for the conduct of the business of Parent and its subsidiaries as currently conducted (the "PARENT INTELLECTUAL PROPERTY RIGHTS"). Section 3.16 of the Parent Disclosure Schedule contains a list of all registered Parent Intellectual Property Rights and the jurisdictions where such registrations have been made.

        Either Parent or a subsidiary is the sole and exclusive owner of, or the exclusive or non-exclusive licensee of, with all right, title and interest in and to (free and clear of any Liens), the Parent Intellectual Property Rights, and, in the case of Parent Intellectual Property Rights owned by Parent or a subsidiary, has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Parent Intellectual Property Rights are currently being used. To the knowledge of Parent, there is no and there has not been any unauthorized use, infringement or misappropriation by Parent or any of its subsidiaries of any patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how and tangible or intangible proprietary information, inventions, trade secrets or processes of any third party. All registered patents, trademarks, service marks and copyrights held by Parent are valid and subsisting. To the knowledge of Parent, there is no unauthorized use, infringement or misappropriation of any of the Parent Intellectual Property Rights by any third party, including any employee or former employee of Parent or any subsidiary. No Parent Intellectual Property Right or product of Parent or any subsidiary is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by Parent or any subsidiary, except to the extent any such restriction does not constitute a Parent Material Adverse Effect. Neither Parent nor any subsidiary has entered into any agreement under which Parent or any subsidiary is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market, except to the extent any such restriction does not constitute a Parent Material Adverse Effect. Each of Parent and its subsidiaries has used commercially reasonable efforts to (i) protect through nondisclosure agreements or other appropriate means all material patent, copyright, trademark and trade secret rights and confidential information of Parent and its subsidiaries, and (ii) otherwise to secure and protect for Parent's benefit all Parent Intellectual Property Rights of Parent. Each employee, officer and consultant of Parent and each of its subsidiaries has executed a proprietary information and inventions agreement substantially in the form provided by Parent to the Company. The execution of this Agreement and the consummation of the transactions contemplated hereby will not impair or invalidate in any way any of the Parent Intellectual Property Rights.

        SECTION 3.17. Title to Property. Parent and its subsidiaries own or lease no material real property other than as set forth in Section 3.17 of the Parent Disclosure Schedule or the Parent SEC Reports. Except as reflected in Parent's financial statements included in the Parent SEC Reports, each of Parent and its subsidiaries has good and valid title to all of its respective properties and assets, free and clear of all Liens except Liens for taxes not yet due and payable and such liens or other imperfections of title, if any, do not materially detract from the value of or materially interfere with the present use of the property affected thereby; and, to the knowledge of Parent, all leases pursuant to which Parent or any subsidiary leases from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of Parent, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which Parent or any of its subsidiaries, as applicable, has not taken adequate steps to prevent such a default from occurring).

        SECTION 3.18. Year 2000 Matters. Any reprogramming required to permit the proper functioning in and following the year 2000 of computer systems and other equipment containing embedded microchips, in either case owned or operated by Parent or any of its subsidiaries or used or relied upon in the conduct of their respective businesses (including any systems and other equipment supplied by others or with which the computer systems of Parent or any of its subsidiaries interface) has been completed. The testing of all such systems and other equipment as so reprogrammed has been completed. The costs to Parent and its subsidiaries for such reprogramming and testing and for other foreseeable consequences to them of any improper functioning of other computer systems and equipment containing embedded microchips due to the occurrence of the year 2000 will not have a Parent Material Adverse Effect.

        SECTION 3.19. Material Contracts; No Violation.

        (a) Except as set forth in Section 3.19(a) of the Parent Disclosure Schedule, (i) neither the Parent nor any subsidiary has breached, is in default under, or has received written notice of any breach or default under, any contract filed as an exhibit or required to be filed as an exhibit to the Parent SEC Reports (a "PARENT MATERIAL CONTRACT"), (ii) to the knowledge of Parent, no other party to any of the Parent Material Contracts has breached or is in default of any of its obligations thereunder, and (iii) each of the Parent Material Contracts is in full force and effect, except in any such case for breaches, defaults or failures to be in full force that in the aggregate do not constitute a Parent Material Adverse Effect.

        (b) Except as set forth in Section 3.19(b) of the Parent Disclosure Schedule, the execution and delivery of this Agreement by the Parent does not, and the performance of this Agreement and the consummation of the transactions contemplated by this Agreement by Parent will, (i) conflict with or violate the certificate of incorporation or bylaws of Parent, (ii) conflict with or violate any Laws applicable to the Parent or any subsidiary or by which any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, any contract, or result in the creation of a Lien on any of the properties or assets of the Company or any subsidiary pursuant to, any material contract filed as an exhibit or required to be filed as an exhibit to the Parent SEC Reports or other note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any subsidiary is a party or by which Parent or any subsidiary or any of their respective properties are bound or affected, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

                                   ARTICLE IV.
                     CONDUCT OF BUSINESS PENDING THE MERGER

        SECTION 4.01. Conduct of Business by the Company Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company covenants and agrees that, unless Parent shall otherwise agree in writing or as required or permitted under this Agreement, the Company shall conduct its business and shall cause the business of its subsidiaries to be conducted only in, and the Company and its subsidiaries shall not take any action except in the ordinary course of business and in a manner consistent with past practice; and the Company shall use reasonable commercial efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any subsidiary has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement and except as disclosed in Section 4.01 of the Company Disclosure Schedule, neither the Company nor any subsidiary shall, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent:

        (a) amend or otherwise change the Company's certificate of incorporation or bylaws;

        (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of Company capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Company capital stock, or any other ownership interest (including, without limitation, any phantom interest) of the Company, any subsidiary or any of its affiliates, except for the issuance of (i) options under the Company Stock Option Plans to purchase up to 2,000,000 shares of Company Common Stock granted to Company employees in the ordinary course of business, which options shall have exercise prices no less than the fair market value at the time of grant and (ii) shares of Company Common Stock issuable to participants in the Company's employee stock purchase plan in the ordinary course of business and upon issuance of outstanding Stock Options granted under the Company Stock Option Plans;

        (c) sell, pledge, dispose of or encumber any assets or inventory of the Company or of any subsidiary (except for (i) sales of assets or inventory in the ordinary course of business, (ii) dispositions of obsolete or worthless assets, and (iii) pledges of assets pursuant to existing agreements, or agreements the Company is permitted to enter into in connection with the purchase of assets), or take any action that would reasonably be expected to result in any damage to, destruction or loss of any material asset of the Company (whether or not covered by insurance);

        (d) except as is contemplated by this Agreement, or the applicable award agreement or Employee Plan, accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or restricted stock granted under the Employee Plans (including the Company Stock Option Plans) or authorize cash payments in exchange for any options granted under any of such plans;

        (e) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its common stock, except that a subsidiary may declare and pay a dividend to the Company, (ii) split, combine or reclassify any of its common stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its common stock, (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of a subsidiary, except in accordance with preexisting commitments as of the date hereof, or propose to do any of the foregoing;

        (f) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any company, corporation, partnership or other business organization or division thereof, or enter into or amend any contract, agreement, commitment or arrangement to effect any such acquisition, except with respect to those transactions as set forth in Section 4.01(f) of the Company Disclosure Schedule,
(ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt of a subsidiary entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in each case in the ordinary course of business (including pursuant to existing credit lines and lease facilities); (iii) to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any subsidiary or any other entity other than guarantees of bank obligations of a subsidiary entered into in the ordinary course of business; (iv) except in the ordinary course of business or otherwise provided or permitted by this Agreement, to enter into or amend any material agreement or contract which provides for the sale, license, or purchase by the Company or any of its subsidiaries of assets; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000,000; or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.01(f); provided, however, notwithstanding anything to the contrary contained in the foregoing, the Company shall be permitted to make minority equity investments in other entities not to exceed $5 million individually, or $30 million in the aggregate (including without limitation the right to enter into appropriate investment agreements);

        (g) increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees of the Company or of any subsidiary who are not executive officers of the Company in the ordinary course of business in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer (except for officers who are terminated on an involuntary basis), or, except as consistent with past practice and in the ordinary course of business, establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law;

        (h) take any action to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), except as required by concurrent changes in GAAP or Federal Securities Law applicable to companies generally;

        (i) make any material Tax election inconsistent with past practices or settle or compromise any material federal, state, local or foreign Tax liability or agree to an extension of a statute of limitations except to the extent the amount of any such settlement has been reserved for on the most recent Company SEC Report or incurred in the ordinary course of business since such date;

        (j) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business;

        (k) Engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into that could reasonably be expected to delay the consummation of, or otherwise adversely affect, any of the transactions contemplated by this Agreement;

        (l) undertake any revaluation of any of the Company's or any subsidiary's assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or in accordance with GAAP consistently applied;

        (m) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.01 (a) through (l) above.

        SECTION 4.02. Conduct of Business by Parent and Merger Sub Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent covenants and agrees that, unless the Company shall otherwise agree in writing or as required or permitted under this Agreement, Parent shall conduct its business and shall cause the business of its subsidiaries to be conducted only in, and Parent and its subsidiaries shall not take any action except in the ordinary course of business and in a manner consistent with past practice; and Parent shall use reasonable commercial efforts to preserve substantially intact the business organization of Parent and its subsidiaries, to keep available the services of the present officers, employees and consultants of Parent and its subsidiaries and to preserve the present relationships of Parent and its subsidiaries with customers, suppliers and other persons with which Parent or any subsidiary has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement and except as disclosed in Section 4.02 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries shall, unless the Company shall otherwise agree in writing or as required or permitted under this Agreement, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of the Company:

        (a) Engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into that could reasonably be expected to delay the consummation of, or otherwise adversely affect, any of the transactions contemplated by this Agreement;

        (b) Acquire (by merger, consolidation, or acquisition of stock or assets) any company, corporation, partnership or other business organization or division thereof or enter into or amend any contract, agreement, commitment or arrangement to effect any such acquisition, except with respect to those transactions as set forth in Section 4.02(b) of the Parent Disclosure Schedule; provided that Parent (or its subsidiaries) may make minority equity investments in other entities not to exceed $5 million individually, or $30 million in the aggregate (including without limitation the right to enter into appropriate investment agreements); or

        (c) Take, or agree in writing or otherwise to take, any of the actions described in Sections 4.02(a) through (b) above.

        SECTION 4.03. No Solicitation.

        (a) The Company shall not, and shall not permit or authorize the Company's subsidiaries, its and their officers, directors, employees, affiliates, agents or other representatives (including without limitation any investment banker, financial advisor, attorney or accountant retained by it or any of its subsidiaries) to initiate, solicit or knowingly encourage (including by way of furnishing information or assistance) or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any Alternative Transaction (as defined in Section 7.03(d)), or enter into discussions (except as to the existence of these provisions) or negotiate with any person or entity in furtherance of such inquiries or to obtain an Alternative Transaction, or agree to, or endorse, any Alternative Transaction and the Company shall promptly notify Parent of all relevant terms of any such inquiries or proposals received by the Company or by any subsidiary or by any such officer, director, employee, agent, investment banker, financial advisor, attorney, accountant or other representative relating to any of such matters and if such inquiry or proposal is in writing, the Company shall promptly deliver or cause to be delivered to Parent a copy of such inquiry or proposal and promptly update Parent as to any material changes with respect to such inquiry or proposal; provided, however, that nothing contained in this subsection (a) shall prohibit the board of directors of the Company, any of its subsidiaries, and each of their officers, directors, employees, affiliates, agents or other representatives (including without limitation any investment banker, financial advisor, attorney or accountant retained by it or any of its subsidiaries) from
(i) furnishing information to, entering into a confidentiality agreement with, or entering into discussions or negotiations with, any persons or entity in connection with an unsolicited bona fide proposal in writing by such person or entity relating to an Alternative Transaction if, and only to the extent that
(A) the board of directors of the Company determines in good faith, after consultation with its outside legal counsel, that such action is reasonably necessary to comply with its fiduciary duties under Delaware law, (B) such action is in response to an unsolicited bona fide written proposal made by a third party relating to an Alternative Transaction on terms which the Company's board of directors believes to be more favorable to the Company's stockholders than the Merger or may reasonably be expected to result in an Alternative Transaction on terms that the Company's board of directors believe is more favorable to the Company's stockholders than the Merger, and in each case for which financing, to the extent required, is then committed (a "SUPERIOR PROPOSAL"), and (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity; (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Alternative Transaction; or (iii) in the event of a Superior Proposal, to enter an agreement or understanding with respect to the Superior Proposal.

        (b) The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Parent and Merger Sub) conducted heretofore with respect to any of the foregoing. The Company agrees not to release any third party from any confidentiality or standstill agreement to which the Company is a party.

        (c) The Company shall ensure that the officers, directors and employees of the Company and of each subsidiary and any investment banker or other advisor or representative retained by the Company are aware of the restrictions described in this Section.

                                   ARTICLE V.
                              ADDITIONAL AGREEMENTS

        SECTION 5.01. Proxy Statement; Form S-4. In connection with the meeting of the Company's stockholders to approve this Agreement and the transactions contemplated hereby (the "COMPANY STOCKHOLDERS' MEETING"), after the date hereof the Company will promptly prepare and file with the SEC a proxy statement (the "COMPANY PROXY STATEMENT"), conforming to the requirements of the applicable provisions of the Exchange Act, soliciting the Company stockholders' approval of this Agreement and the transactions contemplated herein at the Company Stockholders' Meeting. After the date hereof, Parent shall prepare and Parent shall file with the SEC the Registration Statement in which a prospectus and the Company Proxy Statement will be included as part. Each of Parent and the Company will respond to any comments of the SEC, will use commercially reasonable efforts to cause the Registration Statement to become effective and will cause the Company Proxy Statement/Prospectus to be mailed to all stockholders of the Company at the earliest practicable time after the Registration Statement is declared effective. Each of Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff of any request by the SEC or its staff for amendments or supplements to the Registration Statement, Company Proxy Statement, or for additional information and will supply the other copies with all such correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Registration Statement, Company Proxy Statement or Merger. The Company Proxy Statement and all other proxy materials shall be subject to the review and reasonable approval of Parent.

        SECTION 5.02. Company Stockholders' Meeting; Voting Agreements. The Company shall call and use commercially reasonable efforts to hold the Company Stockholders' Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting upon the approval of the Merger. The Company shall use commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of the Merger, and shall use commercially reasonable efforts to take all other action necessary or advisable to secure the vote or consent of stockholders required by the DGCL and the certificate of incorporation and bylaws of the Company to obtain such approvals. Concurrently herewith each of the persons listed on Exhibit 5.02(a) has entered into a Voting Agreement with Parent in substantially the form of
Exhibit 5.02(b) hereto (the "VOTING AGREEMENTS") and the Company shall in no way challenge the validity, or enforceability of any of the Voting Agreements or any proxy entered into in connection therewith.

        SECTION 5.03. Access to Information; Confidentiality. Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject, the Company and Parent shall each (and shall cause each of their subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during the period prior to the Effective

Time, to all its properties, books, contracts, commitments and records and, during such period. The Company and Parent each shall (and shall cause each of their subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each shall make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other's business, properties and personnel as either party may reasonably request. Each party shall keep such information confidential in accordance with the terms of the letter agreement, entered into on January 7, 2000 (the "CONFIDENTIALITY AGREEMENT") between Parent and the Company. The Company and Parent shall file all reports required to be filed by each of them with the SEC between the date of this Agreement and the Effective Time and shall deliver to the other party copies of such reports promptly after the same are filed.

        SECTION 5.04. Consents; Approvals. The Company and Parent shall coordinate and cooperate with one another and shall each use their reasonable best efforts to obtain (and shall each refrain from taking any willful action that would impede obtaining) all consents, waivers, approvals, authorizations or orders (including, without limitation, all rulings, decisions or approvals by any Governmental or Regulatory Authority), and the Company and Parent shall make all filings (including, without limitation, the pre-merger notification filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR ACT"), as amended, and all other filings with Governmental or Regulatory Authorities) required in connection with the authorization, execution and delivery of this Agreement by the Company and Parent and the consummation by them of the transactions contemplated hereby, excepting only those merger notification filings with foreign jurisdictions for which the failure to file would not have a Material Adverse Effect on the Company or the transactions contemplated hereby. The Company and Parent shall furnish all information required to be included in the Company Proxy Statement and the Registration Statement, or for any application or other filing to be made pursuant to the rules and regulations of any Governmental or Regulatory Authority in connection with the transactions contemplated by this Agreement. Except where prohibited by applicable statutes and regulations, and subject to the Confidentiality Agreement, each party shall coordinate with one another in preparing and exchanging such information, and shall promptly provide the other (or its counsel) with copies of all filings, presentations or submissions made by such party with any Governmental or Regulatory Authority in connection with this Agreement or the transactions contemplated hereby.

        SECTION 5.05. Agreements of Affiliates. The Company shall deliver to Parent, prior to the date the Registration Statement becomes effective under the Securities Act, a letter (the "AFFILIATE LETTER") identifying all persons who are, or may be deemed to be, at the time of the Company Stockholders' Meeting, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use commercially reasonable efforts to cause each person who is identified as an "affiliate" in the Affiliate Letter to deliver to Parent, prior to the Effective Time, a written agreement (an "AFFILIATE AGREEMENT") in a form mutually agreeable to the Company and Parent.

        SECTION 5.06. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of
(i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty contained in this Agreement to be materially untrue or inaccurate such that the conditions to closing set forth in Section 6.02(a) and 6.03(b), as the case may be, shall not be met and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder such that the conditions to closing set forth in Section 6.02(a) and 6.03(b), as the case may be, shall not be met; provided, however, that the delivery of any notice pursuant to this Section 5.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and further provided that failure to give such notice shall not be treated as a breach of covenant for the purposes of Section 6.02(b) or 6.03(b) unless the failure to give such notice results in material prejudice to the other party.

        SECTION 5.07. Further Assurances; Tax Treatment.

        (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to otherwise satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement.

        (b) Each of Parent, Merger Sub and the Company shall use its best efforts to cause the Merger to qualify, and will not (both before and after consummation of the Merger) take any actions which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368 of the Code.

        (c) Each of Parent, Merger Sub and the Company shall cooperate with each other in obtaining the opinions of Morrison & Foerster LLP and Wilson Sonsini Goodrich & Rosati Professional Corporation described in Section 6.01(c). In connection therewith, each of Parent and the Company shall deliver to such counsel customary representation letters substantially in the form of Exhibit 5.07(c) hereto.

        SECTION 5.08. Public Announcements. Parent and the Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may upon the advice of counsel be required by law or the Nasdaq National Market if it has used all reasonable efforts to consult with the other party. Each of Parent and Company shall make all necessary filings with Governmental or Regulatory Authorities and shall promptly provide the other party with copies of filings made by such party between the date hereof and the Effective Time.

        SECTION 5.09. Listing of Parent Common Shares. Parent shall use its commercially reasonable best efforts to cause the shares of Parent Common Shares to be issued in the Merger to be approved for quotation on the Nasdaq National Market prior to the Effective Time. Parent shall use its commercially reasonable best efforts to cause shares of Parent Common Stock, when issued upon exercise of Company Stock Options, to be approved for quotation on the Nasdaq National Market.

        SECTION 5.10. Form S-8. Parent shall file with the SEC, no later than 10 days after the Effective Time, a registration statement on Form S-8 relating to Parent Common Stock issuable pursuant to assumed awards under the Company Stock Option Plans and the Company's Employee Stock Purchase Plan (the "COMPANY ESPP").

        SECTION 5.11. Conveyance Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time.

        SECTION 5.12. Director and Officer Liability. From and after the Effective Time, Parent will cause the Surviving Company to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's certificate of incorporation and bylaws in effect on the date hereof. For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by the Company for the benefit of those persons who are covered by such policies at the Effective Time (or Parent and/or the Surviving Company may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the Effective Time); provided, however, that in no event shall Parent and/or the Surviving Company be required to expend in excess of 150 percent of the annual premium currently paid by the Company for such coverage, and provided further, that if the premium for such coverage exceeds such amount, Parent and/or the Surviving Company shall purchase a policy with the greatest coverage available for such 150 percent of the annual premium.

        SECTION 5.13. Action by Parent and Company's Boards. Prior to the Effective Time, the boards of directors of Parent and the Company shall each comply as applicable with the provisions of the SEC's no-action letter dated January 12, 1999 addressed to Skadden, Arps, Slate, Meagher and Flom LLP relating to Rule l6b of the Exchange Act.

        SECTION 5.14. Composition of the Board of Directors. Parent's board of directors currently consists of ten members, divided into three classes and the members of each class of directors serve staggered three-year terms. At the Effective Time, Parent shall cause (a) the size of its Board of Directors to be increased to twelve members, and (b) the persons listed on Exhibit 5.14 to be appointed to Parent's Board of Directors (each to be in such class as shall be reasonably approved by the Company and Parent) to serve until such time as successors are duly elected and qualified.

        SECTION 5.15. Employee Benefits. Parent agrees that all employees of the Company and its subsidiaries who continue employment with Parent, the Surviving Company or any subsidiary thereof after the Effective Time (the "CONTINUING EMPLOYEES") shall be eligible to participate in Parent's employee benefit plans and arrangements to the same extent as and on a basis no less favorable than similarly situated employees of Parent. The Continuing Employees shall be given credit for service with the Company and its subsidiaries for all purposes under Parent's employee benefit plans and arrangements. With respect to the Continuing Employees, Parent shall waive all pre-existing condition limitations in its health and welfare plans and shall give credit for co-payments, deductibles and out-of-pocket maximums already incurred by the Continuing Employees under the Company Employee Plans. Upon the Effective Time, the Parent shall assume the Company ESPP and each outstanding option thereunder. Each ESPP option so assumed by Parent shall continue to have, and be subject to the same terms and conditions set forth in the ESPP, except that (a) the fair market value per share of Company Common Stock at the beginning of each offering period in effect as of the Effective Time shall be equal to the fair market value per share of the Company's Common Stock at the beginning of each such offering period divided by the Exchange Ratio, rounded up to the nearest whole cent, and (b) no ESPP option shall be terminated by Parent prior to its normal expiration in accordance with the terms of the ESPP. In the event that following the expiration of all ESPP options, Parent terminates the Company ESPP, Continuing Employees will be eligible to participate in the Parent Employees' Stock Purchase Plan ("PARENT ESPP") in accordance with the terms and conditions of the Parent ESPP.

                                  ARTICLE VI.
                            CONDITIONS TO THE MERGER

        SECTION 6.01. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Company Proxy Statement shall have been initiated or threatened by the SEC;

        (b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal;

        (c) Tax Opinions. Parent and the Company shall have received opinions of Morrison & Foerster LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, respectively, in form and substance reasonably satisfactory to Parent and the Company, respectively, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code; provided, however, that if the counsel to either Parent or the Company does not render such opinion this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party;

        (d) HSR Act. The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and any other applicable waiting period under any other premerger notification statute of a foreign jurisdiction, to the extent material, has either expired or been terminated; and

        (e) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company.

        SECTION 6.02. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the following conditions:

        (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct on and as of the Effective Time, except (i) for changes contemplated by this Agreement,
(ii) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date (subject to the qualifications in clause (iii) below)); and (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) would not have a Company Material Adverse Effect, with the same force and effect as if made on and as of the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the President and Chief Financial Officer of the Company;

        (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the President and Chief Financial Officer of the Company;

        (c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

        SECTION 6.03. Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions:

        (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct on and as of the Effective Time, except (i) for changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date (subject to the qualifications in clause (iii) below)), and (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) would not have, individually or in the aggregate, a Parent Material Adverse Effect, with the same force and effect as if made on and as of the Effective Time, and the Company shall have received a certificate to such effect signed by the President and Chief Financial Officer of Parent;

        (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate to such effect signed by the President and Chief Financial Officer of Parent;

        (c) Material Adverse Effect. Since the date of this Agreement, there shall not have been a Parent Material Adverse Effect.

                                  ARTICLE VII.
                                   TERMINATION

        SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company:

        (a) by mutual written consent duly authorized by the boards of directors of Parent and the Company; or

        (b) by either Parent or the Company if the Merger shall not have been consummated by October 31, 2000 (the "FINAL DATE") (provided that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement); or

        (c) by either Parent or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, except if the party relying on such order, decree or ruling or other action has not complied with its obligations under Sections 5.04 and 5.07; or

        (d) by Parent or the Company if, at the Company Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of the Company as required by the DGCL (the "REQUISITE VOTE") shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.01(d) shall not be available to the Company where the failure to obtain the Requisite Vote shall have been caused by the Company's breach of this Agreement (subject solely to any actions taken by the Company in connection with a Superior Proposal to the extent permitted by and pursuant to
Section 4.03(a)); or

        (e) by Parent, if (i) the board of directors of the Company shall withdraw, modify or change its recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do any of the foregoing;
(ii) the board of directors of the Company shall have recommended to the stockholders of the Company an Alternative Transaction (as defined in Section 7.03(d)); or (iii) a tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Stock is commenced (other than by Parent or an affiliate of Parent), and the board of directors of the Company recommends that the stockholders of the Company tender their shares in such tender or exchange offer;

        (f) by the Company, prior to the receipt of the Requisite Vote, if the Company receives, without violating its obligations under Section 4.03 hereof, a Superior Proposal; provided that in order for the termination of this Agreement to be deemed effective pursuant to this paragraph (f), the Company shall have complied with all its obligations under Section 4.03 hereof and with applicable requirements of Section 7.03 hereof, including payment of the Fee Payable By Company (as defined in Section 7.03(b) hereof) pursuant to Section 7.03(b) hereof;

        (g) by Parent or the Company, upon a material breach of any representation, warranty, covenant or agreement on the part of the Company or Parent, respectively, set forth in this Agreement such that the conditions set forth in Section 6.02(a) or 6.02(b), or Section 6.03(a) or 6.03(b), would not be satisfied, provided, that if such breach is curable through the exercise of commercially reasonable efforts, then the other party may not terminate pursuant to this Section 7.01(g) in respect of such breach if such breach is curable and shall have been cured within 30 days following notice by the other party of such breach, provided the breaching party continues to use commercially reasonable efforts to cure such breach during the 30 day period (it being understood that (i) the other party may not terminate this Agreement pursuant to this Section 7.01(g) after notice of such breach if such breach shall have been cured within 30 days or the party seeking to terminate shall then be in material breach of this Agreement and (ii) no cure period shall be required for a breach which by its nature cannot be cured).

        SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or stockholders except (i) as set forth in Sections 7.03 and 8.01 hereof, and (ii) nothing herein shall relieve any party from liability for any willful breach hereof.

        SECTION 7.03. Fees and Expenses.

        (a) Except as set forth in this Section 7.03, (i) all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, if the Merger is not consummated, or (ii) if the Merger is consummated, then the Surviving Company shall pay all such fees and expenses; provided however, that Parent and the Company shall share equally all fees and expenses, other than attorneys' fees, incurred in relation to the printing and filing of the Company Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

        (b) The Company shall pay Parent a fee of $350 million in cash (the "FEE PAYABLE BY COMPANY"), less the Expenses (as defined in Section 7.03(c) hereof) to the extent that the Expenses have already been paid to Parent pursuant to
Section 7.03(c) hereof, upon the earliest to occur of the following events:

                (i) the termination by Parent or the Company pursuant to Section 7.01(d); provided, that an Alternative Transaction has been publicly announced at or prior to the time the Requisite Vote is sought to be obtained and either: (i) such proposed Alternative Transaction has not been withdrawn by the Third Party (as defined below) or otherwise affirmatively rejected by the Board of Directors of the Company; or (ii) notwithstanding the withdrawal and/or rejection of such Alternative Transaction as provided in the foregoing clause (i), an Alternative Transaction with such Third Party is consummated within twelve (12) months of the date the Requisite Vote is sought to be obtained as provided above; or

                (ii) the termination of this Agreement by Parent pursuant to
        Section 7.01(e); or

                (iii) the termination of this Agreement by Company pursuant to
        Section 7.01(f).

        (c) The Company shall pay Parent an amount equal to $15 million, which the parties agree represents a reasonable estimate of the out-of-pocket expenses that Parent will incur in connection with the transactions contemplated by this Agreement and which amount shall represent the entire amount that Parent is entitled to receive with respect to such expenses, including, but not limited to, fees and expenses of Parent's counsel, accountants and financial advisers (the "EXPENSES") upon the termination by Parent or the Company pursuant to
Section 7.01(d) if payment of the Fee Payable By Company is not required in connection with such termination by Section 7.03(b)(i) above.

        (d) As used herein, "ALTERNATIVE TRANSACTION" means any of the following: (i) transaction pursuant to which any person (or group of persons) other than Parent or its affiliates (a "THIRD PARTY") seeks to acquire, directly or indirectly, more than 25 percent of the outstanding Shares, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires more than 25 percent of the outstanding equity securities of the Company or the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of all or substantially all of the assets of the Company (including for this purpose the outstanding equity securities of the Company's subsidiaries), (iv) the adoption by the Company of a plan of liquidation, the declaration or payment by the Company of an extraordinary dividend on any of its shares of capital stock or the effectuation by the Company of a recapitalization or other type of transaction that would involve either a change in the Company's outstanding capital stock or a distribution of assets of any kind to the holders of such capital stock or (v) the repurchase by the Company or any of its subsidiaries of shares of the Company's capital stock representing at least 25 percent or more of the aggregate voting power of all voting securities of the Company; provided, however, that the term Alternative Transaction shall not include any acquisition of securities by a broker dealer in connection with a bona fide public offering of such securities.

        (e) Parent shall pay the Company a fee of $100 million (the "FEE PAYABLE BY PARENT") upon a termination of this Agreement pursuant to Section 7.01(b); provided that the Fee Payable by Parent shall not be payable if either (i) any of the conditions set forth in Section 6.02 is not satisfied as of the Final Date; or (ii) the failure to effect the Closing prior to the Final Date is not solely the result of the failure of any of the conditions set forth in Sections 6.01(c), 6.01(e) or 6.03 hereof.

        (f) (i) The Fee Payable By Company payable pursuant to Section 7.03(b)(ii) and 7.03(b)(iii) hereof, Expenses payable pursuant to Section 7.03(c) hereof, or the Fee Payable By Parent payable pursuant to Section 7.03(e) hereof shall be paid within one business day after the termination of the Agreement.

        (ii) The Fee Payable By Company payable pursuant to Section 7.03(b)(i) hereof shall be paid within one business day after the later of (x) the termination of the Agreement and (y) the date on which the contingencies described in Section 7.03(b)(i) shall have been satisfied.

                                  ARTICLE VIII.
                               GENERAL PROVISIONS

        SECTION 8.01. Effectiveness of Representations, Warranties and Agreements; Knowledge, Etc.

        (a) Except as otherwise provided in this Section 8.01, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.01(a) through (g), as the case may be, except that the agreements set forth in Article I, Section 5.07(b) and Section 5.11 shall survive the Effective Time indefinitely and the agreements and liabilities set forth or otherwise described in Section 7.03 shall survive termination indefinitely. The Confidentiality Agreement shall survive termination of this Agreement as provided therein.

        (b) Any disclosure made with reference to one or more Sections of the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed disclosed with respect to each other section therein as to which such disclosure is relevant provided that such relevance is reasonably apparent.

        SECTION 8.02. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address which shall be effective upon receipt):

        (a)     If to Parent or Merger Sub:

                JDS Uniphase Corporation
                163 Baypointe Parkway
                San Jose, CA 95134
                Attention: Michael C. Phillips
                Facsimile No.: (408) 954-0540
                Telephone No.: (408) 434-1800

        With copies to:

                Morrison & Foerster LLP
                425 Market Street
                San Francisco, CA 94105
                Attention: John W. Campbell
                Fax: (415) 268-7522
                Telephone No.: (415) 268-7000

        (b)     If to the Company:

                E-TEK Dynamics, Inc.
                1865 Lundy Avenue
                San Jose, CA 95131
                Attention: William N. Gerson
                Fax: (408) 273-6342

                Telephone No.: (408) 546-5000

        With copies to:

                 Wilson Sonsini Goodrich & Rosati
                 Professional Corporation
                 650 Page Mill Road
                 Palo Alto, CA  94304
                 Attention: Larry W. Sonsini
                            Daniel R. Mitz
                 Fax: (650) 493-6811
                 Telephone No.: (650) 493-9300

        SECTION 8.03. Certain Definitions. For purposes of this Agreement, the term:

        (a) "AFFILIATES" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

        (b) "BUSINESS DAY" means any day other than a day on which banks in San Francisco are required or authorized to be closed;

        (c) "CONTROL" (including the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

        (d) "KNOWLEDGE" means, in the case of Parent, the actual knowledge of Parent's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and General Counsel after reasonable inquiry, and, in the case of the Company, the actual knowledge of the Company's Chief Executive Officer, Director, Strategy and Business Development, Chief Financial Officer and General Counsel after reasonable inquiry;

        (e) "PERSON" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

        (f) "SUBSIDIARY" or "SUBSIDIARIES" of the Company, the Surviving Company, Parent or any other person means (i) a corporation or other entity in which the Company, the Surviving Company, Parent or such other person, as the case may be, owns, directly or indirectly, 50% or more of the shares of capital stock or other securities having ordinary voting power to elect the board of directors or any similar governing body or (ii) any partnership, limited liability company or other unincorporated entity of which the Company, the Surviving Company, Parent or such other person, as the case may be, is the general partner or of which it owns, directly or indirectly, securities or other ownership interests which entitle them to receive more than 50% of the distributions made by such partnership, limited liability company or other entity.

        SECTION 8.04. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

        SECTION 8.05. Waiver. At any time prior to the Effective Time, any party hereto may with respect to any other party hereto (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

        SECTION 8.06. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        SECTION 8.07. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

        SECTION 8.08. Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitute the entire agreement and supersede all prior agreements and undertakings (other than the Stock Option Agreement and the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

        SECTION 8.09. Assignment, Merger Sub. This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Merger Sub may assign all or any of their rights hereunder to any affiliate provided that no such assignment shall relieve the assigning party of its obligations hereunder.

        SECTION 8.10. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except as provided in Sections 5.12 and 5.14 hereof.

        SECTION 8.11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to contracts executed and fully performed within the State of Delaware, without regard to the conflicts of laws provisions thereof.

        SECTION 8.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

        SECTION 8.13. WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

                            [SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Reorganization and Merger to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                        PARENT


                                        By:    /s/ Michael C. Phillips
                                               ---------------------------------
                                        Name:  Michael C. Phillips
                                        Title: Senior Vice President, Business
                                               Development, General Counsel


                                        MERGER SUB


                                        By:    /s/ Christopher S. Dewees
                                               ---------------------------------
                                        Name:  Christopher S. Dewees
                                        Title: President, Treasurer and
                                               Secretary


                                        COMPANY


                                        By:    /s/ Michael J. Fitzpatrick
                                               ---------------------------------
                                        Name:  Michael J. Fitzpatrick
                                        Title: Chairman of the Board, President
                                               and Chief Executive Officer

                                    EXHIBIT 3

                         COMPANY STOCK OPTION AGREEMENT

        This STOCK OPTION AGREEMENT (this "STOCK OPTION AGREEMENT"), dated as of January 17, 2000, is by and between JDS Uniphase Corporation, a Delaware corporation ("GRANTEE"), and E-TEK Dynamics, Inc., a Delaware corporation ("ISSUER").

                                    RECITALS

        A. Grantee and Issuer propose to enter into an Agreement and Plan of Reorganization and Merger, dated as of the date hereof (the "MERGER AGREEMENT"), which has been executed in connection with this Agreement (each capitalized term used herein without definition shall have the meaning specified in the Merger Agreement).

        B. As a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined).

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

        1. GRANT OF OPTION. Issuer hereby grants to Grantee an unconditional, irrevocable option (the "OPTION") to purchase, subject to the terms hereof, up to 19.9% as of the date hereof, as adjusted in accordance with the provisions of
Section 5 of this Agreement, of the outstanding shares of common stock of the Issuer, par value $0.001 per share (the "COMMON STOCK"), fully paid and nonassessable, at a purchase price of $211.41 per share, (such price, as adjusted if applicable, the "OPTION PRICE").

        2. EXERCISE OF OPTION.

        (a) Exercise. Grantee may exercise the Option, in whole or part, and from time to time, if, but only if, a Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Option Termination Event (as hereinafter defined).

        (b) Option Termination Events. The term "OPTION TERMINATION EVENT" shall mean any of the following events: (i) immediately prior to the Effective Time of the Merger; (ii) termination of the Merger Agreement pursuant to Section 7.01 of the Merger Agreement (other than where a Triggering Event has occurred); or
(iii) one year following any termination of the Merger Agreement where a Triggering Event has occurred (or if, at the expiration of such one year period the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, 10 business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal). Notwithstanding the foregoing, the Option may not be exercised if there has not been a Triggering Event, or Grantee is in material breach of its representation or warranties, or in material breach of any of its covenants or agreements contained in this Agreement or the Merger Agreement.

        (c) Triggering Events. The term "TRIGGERING EVENT" shall mean any event which would result in the Fee Payable By Company being unconditionally payable to Grantee pursuant to Section 7.03(b) of the Merger Agreement.

        (d) Notice of Exercise; Closing. In the event Grantee is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "NOTICE DATE") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 10 business days from the Notice Date for the closing of such purchase (the "CLOSING DATE"); provided, that if the closing of the purchase and sale pursuant to the Option (the "CLOSING") cannot reasonably be consummated by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which the restriction on consummation has expired or been terminated; and provided further, without limiting the foregoing, that if, prior notification to or approval of any regulatory agency is reasonably required in connection with such purchase, Grantee or Issuer, as the case may be, shall promptly file the required notice or application for approval and shall expeditiously process the same, and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto. Notwithstanding this subsection (d), in no event shall any Closing Date be more than two years after the related Notice Date, and if the Closing Date shall not have occurred within two years after the related Notice Date due to the failure to obtain any such required approval, the exercise of the Option effected on the Notice Date shall be deemed to have expired.

        (e) Purchase Price. At the Closing referred to in subsection (d) above, Grantee shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude Grantee from exercising the Option.

        (f) Maximum Proceeds. If Grantee, or any of its wholly-owned subsidiaries, receives an aggregate amount in excess of six hundred million dollars ($600,000,000.00) from:

        (i) the Fee Payable By Company pursuant to Section 7.03 of the Merger Agreement, (ii) proceeds, if any, from the sale to any entity that is not a wholly-owned subsidiary of Grantee of shares purchased pursuant to the exercise of the Option in excess of the aggregate Option Price for such shares; (iii) any dividends received by Grantee declared on the shares purchased pursuant to the exercise of the Option; and (iv) proceeds, if any, received pursuant to Section 6(b) and 7 hereof, less the aggregate Option Price paid by Grantee, or any of its wholly-owned subsidiaries, for any shares purchased pursuant to the exercise of the Option being purchased by Issuer pursuant to Section 6(b) and 7 hereof, then Grantee shall notify Issuer within three business days of receipt of such excess proceeds and all such excess proceeds shall promptly be remitted by Grantee to Issuer by wire transfer to a bank account designated by Issuer.

        (g) Issuance of Common Stock. At the Closing, simultaneously with the delivery of immediately available funds as provided in subsection (e) of this
Section 2, Issuer shall deliver to Grantee a certificate or certificates representing the number of shares of Common Stock purchased by the Grantee and, if the Option is exercised in part only, a new Option evidencing the rights of Grantee thereof to purchase the balance of the shares purchasable hereunder, and the Grantee shall deliver to Issuer a copy of this Agreement and a letter agreeing that Grantee will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

        (h) Legend. Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

        "The transfer of the shares represented by this certificate are subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

        It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act;
(ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

        (i) Record Grantee; Expenses. Upon the giving by Grantee to Issuer of the written notice of exercise of the Option provided for under subsection (d) of this Section 2 and the tender of the applicable purchase price in immediately available funds, Grantee shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates, representing such shares of Common Stock shall not then be actually delivered to Grantee. Issuer shall pay all expenses and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 2 in the name of Grantee or its assignee, transferee or designee.

        3. RESERVATION OF SHARES. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock (and other securities issuable pursuant to Section 5(a)) so that the Option may be exercised without additional authorization of Common Stock (or such other securities) after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock (or such other securities);
(ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; and (iii) promptly to take all action as may from time to time be reasonably required (including without limitation complying with all premerger notification, reporting and waiting periods under the HSR Act) in order to permit Grantee to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto.

        4. LOST OPTIONS. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute the sole contractual obligation on the part of Issuer, and the Agreement so lost, stolen, destroyed or mutilated shall be deemed cancelled and of no further force and effect.

        5. ADJUSTMENT UPON CHANGES IN CAPITALIZATION. The shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as provided in this Section 5.

        In the event of any change in Common Stock by reason of stock dividends, splits, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or other similar transactions, then (i) the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted so that Grantee shall receive upon exercise of the Option and payment of the aggregate Option Price hereunder the number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised in full immediately prior to such event, or the record date therefor, as applicable, and (ii) the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the aggregate number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the aggregate number of shares of Common Stock purchasable immediately after the adjustment.

        6. REGISTRATION RIGHTS.

        (a) Following the Closing Date, Issuer shall, at the written request of Grantee, subject to subsection (b) below, delivered at any time on or prior to an Option Termination Event, promptly prepare and file a shelf registration statement under the Securities Act (including a shelf registration under Rule 415 of the Securities Act or similar provision, if available) covering any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("OPTION SHARES") in accordance with any plan of disposition requested by Grantee. Grantee agrees to cause, and to cause any underwriters of any sale or other disposition to cause, any sale or other disposition pursuant to such registration to be effected on a widely distributed basis so that upon consummation thereof no purchaser or transferee will beneficially own more than 4.9% of the then-outstanding voting power of Issuer. Issuer will use its reasonable best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. The obligations of Issuer hereunder to file a registration statement and to maintain its effectiveness may be suspended for up to 90 calendar days in the aggregate during any 360 day period if the Board of Directors of Issuer shall have determined in good faith that the filing of such registration statement or the maintenance of its effectiveness would require the premature disclosure of material nonpublic information that would adversely affect Issuer and interfere with or adversely affect any pending or proposed offering of securities of Issuer or any other material transaction involving Issuer. Grantee for a period of three years following such first request shall have the right to demand a second such registration if reasonably necessary to effect such sales or dispositions. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the sale of the Grantee's Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be sold by Grantee shall constitute at least 25% of the total number of shares to be sold by Issuer in the aggregate; and provided further, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practicable and no reduction shall thereafter occur (and such registration shall not be charged against Grantee). Grantee shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any Grantee in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for the Issuer.

        (b) Upon request for registration, the Issuer will have the option exercisable by written notice delivered to Grantee within five business days after receipt of the written request for registration, to purchase all, but not some, of the Option Shares for cash at the price (the "PURCHASE PRICE") equal to the product of (i) the number of Option Shares and (ii) the per share average of the closing sale prices of the Issuer's Common Stock on the Nasdaq Stock Market for the ten trading days immediately preceding the date of the written request for registration. Any such purchase of shares of Option Shares hereto will take place at a closing to be held at the principal executive offices of the Issuer or its counsel at any reasonable date and time designated by Grantee within five business days after the delivery of such notice. The payment for the Option Shares to be purchased under this subsection (b) shall be made by delivery at the time of such closing of the Purchase Price in immediately available funds.

        7. REPURCHASE OF OPTION AND OPTION SHARES.

        (a) Within ten business days following the occurrence of a Repurchase Event (as defined below), Issuer shall (i) deliver an offer (a "REPURCHASE OFFER") to repurchase the Option from Grantee at a price (the "OPTION REPURCHASE PRICE") equal to the amount by which (A) the Alternative Transaction Price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised, and (ii) deliver an offer (also, a "REPURCHASE OFFER") to repurchase the Option Shares from Grantee at a price (the "OPTION SHARE REPURCHASE PRICE") equal to the Alternative Transaction Price multiplied by the number of Option Shares then held by such Grantee. The term "ALTERNATIVE TRANSACTION PRICE" shall mean, as of any date for the determination thereof, the price per share of Common Stock paid pursuant to the Alternative Transaction or, in the event of a sale of assets of Issuer, the last per-share sale price of Common Stock on the fourth trading day following the announcement of such sale. If the consideration paid or received in the Alternative Transaction shall be other than in cash, the value of such consideration shall be based on the average of the closing trading prices for such securities on their principal trading market during the five business days immediately preceding the payment or receipt of such consideration, or, if such securities are not traded on a market or exchange, determined by a nationally recognized investment banking firm selected by Grantee, which determination shall be conclusive for all purposes of this Agreement.

        (b) Upon the occurrence of a Repurchase Event and whether or not Issuer shall have made a Repurchase Offer under Section 7(a), (i) at the request (the date of such request being the "OPTION REPURCHASE REQUEST DATE") of Grantee delivered prior to an Option Termination Event, Issuer shall repurchase the Option from Grantee in cash at the Option Repurchase Price, and (ii) at the request (the date of such request being the "OPTION SHARE REPURCHASE REQUEST DATE") of Grantee delivered prior to an Option Termination Event, Issuer shall repurchase such number of the Option Shares from the Grantee as Grantee shall designate at the Option Share Repurchase Price.

        (c) Grantee may accept Issuer's Repurchase Offer under Section 7(a) or may exercise its right to require Issuer to repurchase the Option and/or any Option Shares pursuant to Section 7(b) by a written notice or notices stating that Grantee elects to accept such offer or to require Issuer to repurchase the Option and/or the Option Shares in accordance with the provisions of this
Section 7. As promptly as practicable, and in any event within five business days following receipt of a notice under this Section 7(c) and the surrender to Issuer of this Agreement and/or Certificates for Option Shares, as applicable, and the occurrence of a Repurchase Event, Issuer shall deliver or cause to be delivered to Grantee the Option Repurchase Price and/or to the Grantee the Option Share Repurchase Price and/or the portion thereof that Issuer is not then prohibited from so delivering under applicable law.

        (d) Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish any repurchase contemplated by this Section 7. Nonetheless, to the extent that Issuer is prohibited under applicable law, from repurchasing the Option and/or any Option Shares in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, in every case within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to Section 7(c) is prohibited under applicable law, from delivering to Grantee the Option Repurchase Price or the Option Share Repurchase Price, respectively, in full, Grantee may revoke its notice of repurchase of the Option or the Option Shares either in whole or in part whereupon, in the case of a revocation in part, Issuer shall promptly (i) deliver to Grantee that portion of the Option Repurchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering after taking into account any such revocation and (ii) deliver, as appropriate, either
(A) to Grantee, a new Agreement evidencing the right of Grantee to purchase that number of shares of Common Stock equal to the number of shares of Common Stock purchasable immediately prior to the delivery of the notice of repurchase less the number of shares of Common Stock covered by the portion of the Option repurchased or (B) to the Grantee, a certificate for the number of Option Shares covered by the revocation. If an Option Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this subsection (d), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, Grantee shall nonetheless have the right to exercise the Option until the expiration of such 30-day period.

        (e) The term "REPURCHASE EVENT" shall mean the occurrence of a Triggering Event prior to the occurrence of an Option Termination Event followed by the consummation of an Alternative Transaction within twelve months after such Triggering Event.

        8. SUBSTITUTE OPTION IN THE EVENT OF CORPORATE CHANGE. (a) In the event that prior to an Option Termination Event, Issuer shall enter into an agreement
(i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "SUBSTITUTE OPTION"), for the publicly traded common stock of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation; provided that, if both the Acquiring Corporation and the person that controls the Acquiring Corporation have common stock that is publicly traded (or neither do) Grantee may elect to substitute either the common stock of the Acquiring Corporation or the person that controls the Acquiring Corporation.

        (b) "ACQUIRING CORPORATION" shall mean any of (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, or (iii) the transferee of all or substantially all of Issuer's assets.

        (c) The Substitute Option shall have the same terms as the Option, provided, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee. The issuer of the Substitute Option shall also enter into an agreement with Grantee in substantially the same form as this Agreement, which agreement shall be applicable to the Substitute Option.

        (d) Issuer shall not enter into any transaction described in subsection
(a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

        9. REPRESENTATIONS AND WARRANTIES OF THE ISSUER. Issuer hereby represents and warrants to Grantee as follows:

        (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer. This Agreement is the valid and legally binding obligation of Issuer, enforceable against Issuer in accordance with its terms.

        (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests, and not subject to any preemptive rights.

        (c) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation pursuant to any provisions of the Certificate of Incorporation or Bylaws of Issuer or the incorporation documents of any of its subsidiaries (as that term is defined in the Merger Agreement), subject to obtaining any approvals or consents contemplated hereby, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, plan, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Issuer or its subsidiaries or their respective properties or assets which violation would have, individually or in the aggregate, a Material Adverse Effect on the Issuer.

        (d) The Board of Directors of Issuer has taken all necessary action to approve this Agreement and the consummation of the transactions contemplated hereby and the provisions of Section 243 of the Delaware General Corporation Law will not apply to this Agreement or the purchase of shares of Issuer Common Stock pursuant to this Agreement.

        10. APPLICATION FOR REGULATORY APPROVAL. Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the Nasdaq Stock Market upon official notice of issuance.

        11. SPECIFIC PERFORMANCE. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

        12. SEPARABILITY OF PROVISIONS. If any term, provision, covenant, or restriction, contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

        13. NOTICES. All notices, claims, demands and other communications hereunder shall be deemed to have been duly given or made when delivered in person, by registered or certified mail (postage prepaid, return receipt requested), by overnight courier, or by facsimile at the respective addresses of the parties set forth in the Merger Agreement.

        14. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

        15. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original, but all of which shall constitute one and the same agreement.

        16. EXPENSES. Except as otherwise expressly provided herein or in the Merger Agreement, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

        17. ENTIRE AGREEMENT. Except as otherwise expressly provided herein or in the Merger Agreement and the Confidentiality Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein. Any provision of this Agreement may be waived only in writing at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered, or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

        18. ASSIGNMENT. Neither of the parties may sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that the rights and obligations hereunder will inure to the benefit of and be binding upon any successor of a party hereto; provided, however, that Grantee shall be entitled to transfer its rights or obligations under this Agreement to a wholly-owned subsidiary of Grantee, provided such subsidiary remains a wholly-owned subsidiary.

        19. FURTHER ASSURANCES. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise. Nothing contained in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

        IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

                                        ISSUER

                                        By:    /s/ Michael J. Fitzpatrick
                                               ---------------------------------
                                        Name:  Michael J. Fitzpatrick
                                        Title: Chairman of the Board,
                                               President and Chief
                                               Executive Officer

                                        GRANTEE

                                        By:    /s/ Michael C. Phillips
                                               ---------------------------------
                                        Name   Michael C. Phillips
                                        Title: Senior Vice President, Business
                                               Development, General Counsel

                                    EXHIBIT 4
                                VOTING AGREEMENT

        This VOTING AGREEMENT (the "AGREEMENT") is made and entered into as of January 17, 2000, between and among JDS Uniphase Corporation, a corporation incorporated under the laws of the State of Delaware ("JDSU"), and the undersigned stockholder (the "STOCKHOLDER") of E-TEK Dynamics, Inc., a corporation organized under the laws of the State of Delaware ("RAINBOW"). All capitalized terms herein not otherwise defined shall have the meaning ascribed to them in the Merger Agreement (as defined below).

                                    RECITALS

        A. Pursuant to an Agreement and Plan of Reorganization and Merger dated as of the date hereof (the "MERGER AGREEMENT") by and among JDSU, Rainbow Acquisition, Inc. a corporation organized under the laws of the State of Delaware ("SUB") and wholly owned subsidiary of JDSU, and Rainbow, Sub is merging with and into Rainbow (the "MERGER") and Rainbow, as the surviving corporation of the Merger, will thereby become a wholly owned subsidiary of JDSU;

        B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) of the shares of the outstanding Common Stock, $0.001 par value per share, of Rainbow in the amounts indicated on the final page of this Agreement (the "SHARES"); and

        C. In consideration of the execution of the Merger Agreement by JDSU, Stockholder agrees (i) not to transfer or otherwise dispose of any of its Shares, or any other shares of capital stock of Rainbow acquired by such Stockholder hereafter and prior to the Expiration Date (as defined in Section
1.1 below) and (ii) agrees to vote its Shares and any other such shares of capital stock of Rainbow in favor of approval of the Merger.

        NOW, THEREFORE, the parties agree as follows:

        1. AGREEMENT TO RETAIN SHARES.

                1.1 Transfer and Encumbrance. Stockholder agrees to be subject to such Stockholder's Proxy (as defined in Section 3) and agrees not to transfer (except as may be specifically required by court order), sell, exchange, or pledge prior to the Expiration Date or otherwise dispose of or encumber Stockholder's Shares or any New Shares (as defined in Section 1.2) prior to the Expiration Date, or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) the Effective Time (as such term is defined in the Merger Agreement) and (ii) the date on which the Merger Agreement is terminated in accordance with its terms (including any extensions to the Merger Agreement, as provided for therein).

                1.2 New Shares. Stockholder agrees that any shares of capital stock of Rainbow that such Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date ("NEW SHARES") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

        2. AGREEMENT TO VOTE SHARES. At every meeting of the stockholders of Rainbow called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Rainbow with respect to any of the following, Stockholder agrees such Stockholder shall vote Stockholder's Shares and any New Shares in favor of approval of the Merger Agreement, the Merger, and the transactions contemplated thereby. This Agreement is intended to bind Stockholder as a stockholder of Rainbow only with respect to the specific matters set forth herein.

        3. PROXY. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to JDSU a proxy in the form attached hereto as Exhibit A (the "PROXY"), which shall be irrevocable to the extent provided in Section 212 of the Delaware General Corporation Law, covering the total number of Shares and New Shares beneficially owned or as to which beneficial ownership is acquired (as such term is defined in Rule 13d-3 under the Exchange Act) by such Stockholder set forth therein.

        4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF STOCKHOLDER. Stockholder hereby represents, warrants and covenants to JDSU that such Stockholder (i) is the beneficial owner of Stockholder's Shares, which at the date of this Agreement and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of Rainbow other than Stockholder's Shares (excluding shares as to which such Stockholder currently disclaims beneficial ownership in accordance with applicable law); (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and such Stockholder's Proxy; and (iv) the execution, delivery and performance of this Agreement by such Stockholder and the consummation of the transactions contemplated hereby, will not (a) require the consent, waiver, approval, or authorization of any governmental authority or any other person or entity or (b) violate, conflict with, result in a breach of or the acceleration of any obligation under, or constitute a default (or an event which with notice or the lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Stockholder pursuant to any provision of any indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, ordinance, regulation or decree to which the Stockholder is subject or by which the Stockholder or any of Stockholder's property or assets is bound.

        5. ADDITIONAL DOCUMENTS. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of JDSU, to carry out the purpose and intent of this Agreement.

        6. CONSENT AND WAIVER. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which such Stockholder is a party or pursuant to any rights such Stockholder may have. Stockholder further agrees to give such additional consents and waivers as may be reasonably required for the consummation of the Merger under the terms of any agreement to which such Stockholder is a party or pursuant to any rights such Stockholder may have. As further clarification, but not limitation, of the foregoing, Stockholder further agrees to waive any registration rights it may have with respect to Stockholder's Shares (including piggyback registration rights) prior to the Expiration Date.

        7. TERMINATION. This Agreement and the Proxies delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

        8. MISCELLANEOUS.

                8.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                8.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and insure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other.

                8.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

                8.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that JDSU will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to JDSU upon such violation, JDSU shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to JDSU at law or in equity.

                8.5 Notices. All notices that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and delivered by hand or national overnight courier service, transmitted by telecopy or mailed by registered or certified mail, postage prepaid (effective when delivered by hand or telecopy, one day after dispatch by overnight courier, and three business days after dispatch by mail), as follows:

                (a)     if to JDSU or Sub, to:

                        JDS Uniphase Corporation
                        163 Baypointe Parkway
                        San Jose, CA 95134
                        Attention: Michael C. Phillips
                        Facsimile No.: (408) 954-0540
                        Telephone No.: (408) 434-1800

                        with a copy to:

                        Morrison & Foerster LLP
                        425 Market Street
                        San Francisco, CA 94105
                        Attention: John W. Campbell, Esq.
                        Facsimile No.:  (415) 268-7522
                        Telephone No.:  (415) 268-7000

                (b) if to Stockholder, to the address set forth beneath such Shareholder's signature below.

                8.6 Governing Law; Forum. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of Delaware.

                8.7 Entire Agreement. This Agreement and the Proxies contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matters.

                8.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

                8.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

                8.10 Jurisdiction. The parties to this Agreement agree that any suit, action or proceeding arising out of, or with respect to, this Agreement or any judgment entered by any court in respect thereof shall be brought in the courts of Delaware or in the

U.S. District Court for Delaware as the commencing party may elect, and Stockholder hereby accepts the exclusive jurisdiction of those courts for the purpose of any suit, action or proceeding. In addition, Stockholder hereby irrevocably waives, to the fullest extent permitted by law, any objection which Stockholder may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any judgment entered by any court in respect thereof brought in Delaware or the U.S. District Court for the District of Delaware, as selected by the commencing party, and hereby further irrevocably waives any claim that any suit, action or proceedings brought in Delaware or in such District Court has been brought in an inconvenient forum.

                8.11 No Limitation on Actions of Stockholder as Director. Notwithstanding anything to the contrary in this Agreement, in the event Stockholder is a director of the Company, nothing in this Agreement is intended or shall be construed to require Stockholder, in Stockholder's capacity as a director of the Company, to act or fail to act in accordance with Stockholder's fiduciary duties in such capacity.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed the day and year first above written.

                                        JDS UNIPHASE CORPORATION

                                        By:
                                           -------------------------------------

                                        Title:
                                              ----------------------------------

                                        STOCKHOLDER

                                        By:
                                           -------------------------------------

                                        Stockholder's Address for Notice:

                                        ----------------------------------------

                                        ----------------------------------------

                                        ----------------------------------------


                                        Shares beneficially owned:

                                        _______ shares of Rainbow Common Stock



                      [SIGNATURE PAGE TO VOTING AGREEMENT]

                                    EXHIBIT A

                                      PROXY

                                TO VOTE STOCK OF

                              E-TEK DYNAMICS, INC.

        The undersigned stockholder of E-Tek Dynamics, Inc., a corporation organized under the laws of the State of Delaware, ("RAINBOW"), hereby irrevocably (to the full extent permitted by Section 212 of the Delaware General Corporation Law) appoints Michael C. Phillips and Anthony R. Muller of JDS Uniphase Corporation, a corporation organized under the laws of State of Delaware ("JDSU"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote with respect to all of the shares of capital stock of Rainbow that now are or hereafter may be beneficially owned by the undersigned (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), and any and all other shares or securities of Rainbow issued or issuable in respect thereof on or after the date hereof (collectively, the "SHARES") in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned stockholder of Rainbow as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

        This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is coupled with an interest and is granted pursuant to that certain Voting Agreement dated as of January 17, 2000, by and among JDSU and the undersigned stockholder (the "VOTING AGREEMENT"), and is granted in consideration of JDSU entering into that certain Agreement and Plan of Reorganization and Merger, dated as of January 17, 2000, by and among Rainbow, JDSU and Rainbow Acquisition, Inc., a corporation organized under the laws of the State of Delaware ("SUB") and wholly owned subsidiary of JDSU (the "MERGER AGREEMENT"). The Merger Agreement provides for the merger of Sub with and into Rainbow (the "MERGER"). As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) the Effective Time (as such term is defined in the Merger Agreement) and (ii) the date on which the Merger Agreement is terminated in accordance with its terms (including any extensions to the Merger Agreement, as provided for therein).

        The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of Rainbow and in every written consent in lieu of such meeting in favor of approval of the Merger and the Merger Agreement. The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

        Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

        This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated:  January 17, 2000

                                        ----------------------------------------
                                        (Signature of Stockholder)

                                        ----------------------------------------
                                        (Print Name of Stockholder)

                                        Shares beneficially owned:

                                        _______ shares of Rainbow Common Stock

                                    EXHIBIT 5

                    List of Persons Signing Voting Agreements

--------------------------------------------------------------------------------------------------------
                                                                                        NUMBER OF SHARES
              NAMES                                      ADDRESS                             OWNED
--------------------------------------------------------------------------------------------------------
David W. Dorman            c/o General Counsel, E-TEK Dynamics, Inc.,                            16,666
                           1865 Lundy Avenue, San Jose, CA  95131
--------------------------------------------------------------------------------------------------------
Michael J. Fitzpatrick     c/o General Counsel, E-TEK Dynamics, Inc.,                         2,109,072
                           1865 Lundy Avenue, San Jose, CA  95131
--------------------------------------------------------------------------------------------------------
Joseph W. Goodman          c/o General Counsel, E-TEK Dynamics, Inc.,                            15,833
                           1865 Lundy Avenue, San Jose, CA  95131
--------------------------------------------------------------------------------------------------------
Donald J. Listwin          c/o General Counsel, E-TEK Dynamics, Inc.,                            15,833
                           1865 Lundy Avenue, San Jose, CA  95131
--------------------------------------------------------------------------------------------------------
Summit Investors III,      c/o Summit Partners                                                  128,505
L.P.                       499 Hamilton Avenue, Suite, 200 Palo Alto, CA  94301
--------------------------------------------------------------------------------------------------------
Summit Subordinated        c/o Summit Partners                                                1,220,799
Debt Fund II, L.P.         499 Hamilton Avenue, Suite 200, Palo Alto, CA  94301
--------------------------------------------------------------------------------------------------------
Summit Ventures IV,    .   c/o Summit Partners                                               11,501,213
L.P.                       499 Hamilton Avenue, Suite 200, Palo Alto, CA 94301
--------------------------------------------------------------------------------------------------------
Philip J. Anthony          2635 Greenrock Rd., Milpitas, CA  95035                              161,189
--------------------------------------------------------------------------------------------------------
Ming Shih                  3105 Monte Sereno Terrace, Fremont, CA  94539                        785,448
--------------------------------------------------------------------------------------------------------
Sanjay Subhedar            1865 Lundy Avenue, San Jose, CA  95131                             1,118,525
--------------------------------------------------------------------------------------------------------